UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

AENZA S.A.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND FOR THE THREE-MONTH PERIOD THEN ENDED (UNAUDITED)

S/           =    Peruvian Sol

US$       =    United States dollar

- i -

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Financial Position

As of December 31, 2023, and March 31, 2024

		As of	As of
		December 31,	March 31,
In thousands of soles	Note	2023	2024
Assets
Current assets
Cash and cash equivalents	9	1,003,888	855,952
Trade accounts receivable, net	10	1,061,801	1,138,361
Accounts receivable from related parties	11	15,443	11,578
Other accounts receivable, net	12	348,072	334,025
Inventories, net	13	360,497	354,478
Prepaid expenses		29,098	30,302
Total current assets		2,818,799	2,724,696

Non-current assets
Trade accounts receivable, net	10	768,971	773,256
Accounts receivable from related parties	11	528,285	529,332
Other accounts receivable, net	12	311,404	317,628
Inventories, net	13	70,282	70,295
Prepaid expenses		14,081	9,725
Investments in associates and joint ventures	14	12,747	13,542
Investment property, net	15	58,260	57,345
Property, plant and equipment, net	15	307,165	306,021
Right-of-use assets, net	15	36,295	32,677
Intangible assets and goodwill, net	15	752,456	725,139
Deferred tax asset	22	255,763	262,516
Total non-current assets		3,115,709	3,097,476

Total assets		5,934,508	5,822,172

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Financial Position

As of December 31, 2023, and March 31, 2024

		As of	As of
		December 31,	March 31,
In thousands of soles	Note	2023	2024
Liabilities
Current liabilities
Borrowings	16	516,029	518,008
Bonds	17	81,538	82,346
Trade accounts payable	18	1,164,266	1,046,827
Accounts payable to related parties	11	44,372	40,656
Current income tax		38,398	41,453
Other accounts payable	19	608,828	633,294
Other provisions	20	117,086	117,997
Total current liabilities		2,570,517	2,480,581

Non-current liabilities
Borrowings	16	306,678	297,118
Bonds	17	741,387	728,450
Trade accounts payable	18	4,001	2,295
Accounts payable to related parties	11	28,564	28,881
Other accounts payable	19	509,311	506,305
Other provisions	20	98,067	101,848
Deferred tax liability	22	188,694	185,749
Total non-current liabilities		1,876,702	1,850,646
Total liabilities		4,447,219	4,331,227

Equity
Capital	21	1,371,965	1,371,965
Other reserves		(68,440)	(63,895)
Retained earnings		(41,148)	(56,688)
Equity attributable to controlling interest in the Company		1,262,377	1,251,382
Non-controlling interest	29	224,912	239,563
Total equity		1,487,289	1,490,945
Total liabilities and equity		5,934,508	5,822,172

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Profit or Loss

For the periods ended March 31, 2023, and 2024

		For the three-month period
		ended March 31,
In thousands of soles	Note	2023	2024
Revenue
Revenue from construction activities		448,643	545,983
Revenue from services provided		256,580	278,634
Revenue from real estate and sale of goods		144,915	172,668
Total revenue from ordinary activities arising from contracts with customers	23	850,138	997,285
Cost
Cost of construction activities		(457,892)	(546,801)
Cost of services provided		(198,424)	(193,342)
Cost of real estate and sale of goods		(112,900)	(129,143)
Cost of sales and services	24	(769,216)	(869,286)
Gross profit		80,922	127,999
Administrative expenses	24	(45,863)	(49,773)
Other income and expenses	25	433	(1,030)
Operating profit		35,492	77,196
Financial expenses	26.A	(41,812)	(60,358)
Financial income	26.A	18,032	7,549
Interests for present value of financial asset or liability	26.B	13,806	(2,305)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14	864	808
Profit before income tax		26,382	22,890
Income tax expense	27	(32,381)	(22,425)
Profit (loss) for the period		(5,999)	465

Profit (loss) attributable to:
Controlling interest in the Company		(17,388)	(15,540)
Non-controlling interest		11,389	16,005
		(5,999)	465

Loss per share attributable to controlling interest in the Company during the period	31	(0.015)	(0.011)
Diluted loss per share attributable to controlling interest in the Company during the period	31	(0.015)	(0.011)

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Other Comprehensive Income

For the periods ended March 31, 2023, and 2024

	For the three-month period
	ended March 31,
In thousands of soles	2023	2024
Profit (loss) for the period	(5,999)	465
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustment, net of tax	172	4,585
Exchange difference from net investment in a foreign operation, net of tax	322	(1)
Other comprehensive income for the period, net of tax	494	4,584
Total comprehensive income for the period	(5,505)	5,049
Comprehensive income attributable to:
Controlling interest in the Company	(16,038)	(10,995)
Non-controlling interest	10,533	16,044
	(5,505)	5,049

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Changes in Equity

For the periods ended March 31, 2023, and 2024

		Number of								Non-
		shares in		Legal	Voluntary	Share	Other	Retained		controlling
In thousands of soles	Note	thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total
Balances as of January 1, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Profit (loss) for the period		-	-	-	-	-	-	(17,388)	(17,388)	11,389	(5,999)
Foreign currency translation adjustment		-	-	-	-	-	1,030	-	1,030	(858)	172
Exchange difference from net investment in a foreign operation		-	-	-	-	-	320	-	320	2	322
Comprehensive income of the period		-	-	-	-	-	1,350	(17,388)	(16,038)	10,533	(5,505)
Transactions with shareholders:
Dividend distribution	30	-	-	-	-	-	-	-	-	(24,788)	(24,788)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(9,216)	(9,216)
Total transactions with shareholders		-	-	-	-	-	-	-	-	(34,004)	(34,004)
Balances as of March 31, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(95,841)	(1,359,750)	1,045,466	261,031	1,306,497
Balances as of January 1, 2024		1,371,965	1,371,965	-	-	-	(68,440)	(41,148)	1,262,377	224,912	1,487,289
Profit (loss) for the period		-	-	-	-	-	-	(15,540)	(15,540)	16,005	465
Foreign currency translation adjustment		-	-	-	-	-	4,545	-	4,545	40	4,585
Exchange difference from net investment in a foreign operation		-	-	-	-	-	-	-	-	(1)	(1)
Comprehensive income of the period		-	-	-	-	-	4,545	(15,540)	(10,995)	16,044	5,049
Transactions with shareholders:
Dividend distribution	30	-	-	-	-	-	-	-	-	(2,569)	(2,569)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	1,176	1,176
Total transactions with shareholders		-	-	-	-	-	-	-	-	(1,393)	(1,393)
Balances as of March 31, 2024		1,371,965	1,371,965	-	-	-	(63,895)	(56,688)	1,251,382	239,563	1,490,945

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Cash Flows

For the periods ended March 31, 2023, and 2024

		For the three-month period
		ended March 31,
In thousands of soles	Note	2023	2024

Operating activities
Profit before income tax		26,382	22,890
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15	17,936	13,620
Amortization of intangible assets	15	35,286	31,257
Impairment of inventories		385	-
(Reversal) impairment of accounts receivable and other accounts receivable		(2,342)	119
Debt condonation		(192)	-
Impairment of property, plant and equipment		9	-
Other provisions		6,055	5,677
Financial expense,net		30,233	44,787
Insurance recovery		-	(24)
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14	(864)	(808)
Reversal of provisions		(3,471)	(569)
Reversal of disposal of assets		(535)	(529)
Profit on sale of property, plant and equipment and intangible assets		(420)	(487)
(Profit) loss on remeasurement of accounts receivable and accounts payable		(12,541)	2,305
Net variations in assets and liabilities:
Trade accounts receivable		36,132	(80,825)
Other accounts receivable		(23,885)	12,733
Other accounts receivable from related parties		(23,403)	2,835
Inventories		(44,556)	6,275
Prepaid expenses and other assets		(26,982)	5,517
Trade accounts payable		(25,169)	(119,145)
Other accounts payable		60,346	37,791
Other accounts payable to related parties		20,157	(265)
Other provisions		(3,226)	(1,245)
Interest paid		(41,412)	(40,595)
Payments for purchases of intangible assets - Concessions		-	(1,706)
Income tax paid		(61,703)	(33,539)
Net cash applied to operating activities		(37,780)	(93,931)
Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		1,043	716
Interest received		6,735	7,520
Acquisition of investment property		(2)	(51)
Acquisition of intangible assets		(47,802)	(6,581)
Acquisition of property, plant and equipment		(12,029)	(10,041)
Net cash applied to investing activities		(52,055)	(8,437)
Financing activities
Borrowing received		130,140	40,989
Amortization of borrowings received		(68,824)	(54,068)
Amortization of bonds issued		(17,794)	(18,064)
Payment for debt transaction costs		(1,836)	(199)
Dividends paid to non-controlling interest		(24,788)	(10,654)
Cash received (return of contributions) from non-controlling shareholders		(9,216)	-
Net cash provided by (applied to) financing activities		7,682	(41,996)
Net decrease in cash		(82,153)	(144,364)
Exchange difference		(9,821)	(3,572)
Cash and cash equivalents at the beginning of the period		917,554	1,003,888
Cash and cash equivalents at the end of the period	9	825,580	855,952
Non-cash transactions:
Capitalization of interests		191	269
Acquisition of right-of-use assets		1,684	496

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

1.	General Information

A.	Incorporation and operations

AENZA S.A.A. (hereinafter the “Company” or “AENZA”) is the parent Company of the AENZA Corporation, which comprise the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in its subsidiaries. Additionally, the Company provides specialized management consulting services and operational leasing of offices to the companies of the Corporation. The Company registered office is at Av. Petit Thouars N° 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in note 7.

B.	Authorization for Financial Statements Issuance

The interim condensed consolidated financial statements for the period ended March 31, 2024 have been authorized by Management and the Board of Directors on May 15, 2024.

The consolidated financial statements for the year ended December 31, 2023 were approved by the General Shareholders’ Meeting on March 27, 2024.

C.	Compliance with laws and regulations

As a result of the investigations into the cases known as Club de la Construccion and Lava Jato, AENZA has entered into an effective collaboration process. On September 15, 2022, the Plea Agreement (the Agreement), was entered into between the Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016 and committed to pay a civil penalty to the Peruvian Government of approximately S/488.9 million (approximately S/333.3 million and US$40.7 million). Agreement was homologated by judgment dated August 11, 2023 and entered into force with its consent, which was notified to AENZA on December 11, 2023.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3.34% and 2% annual interest as of March 31, 2024, respectively). The Company also undertakes to establish a series of guarantees through a trust composed of: i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA and subsidiaries Cumbra Peru S.A. and UNNA Transporte S.A.C. to participate in public infrastructure and construction, and road maintenance contracts for two (2) years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government.

On December 27, 2023, the initial installment of the Civil Compensation was paid to the Peruvian Government for S/10.3 million and US$1.2 million. As of March 31, 2024, the balance amounts to S/473.6 million (S/469.8 million as of December 31, 2023) (see note 19.a).

Pursuant to the provisions of the Agreement that excludes AENZA from the scope of Law 30737, the company has requested the Ministry of Justice to exclude it from the Lists of Category 2 and 3 Subjects provided for in said law.

D.	NYSE Delisting and SEC Deregistration of the ADSs issued by AENZA.

On October 31, 2023, AENZA’s Board of Directors decided to initiate the delisting process of shares, represented by American Depositary Securities (ADSs), on the New York Stock Exchange (NYSE), and the deregistration process of such instruments with the Securities and Exchange Commission of the United States of America (SEC) and the termination of the ADS Program.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

In the opinion of Management and the Board of Directors, this decision will generate efficiencies for the Company, considering the low liquidity of the ADSs and the high annual costs of NYSE listing and SEC registration, and will not affect the Company’s long-term plans. AENZA’s shares will continue to be listed on the Lima Stock Exchange (BVL).

December 7, 2023, was the last day of trading of the ADSs on the NYSE. AENZA will file a Form 15F with the SEC to terminate its obligations under Section 13(a) and 15(d) of the U.S. Securities Act of 1933 upon compliance with the requirements of such legislation.

2.	Basis of preparation and Summary of Material Accounting Policies

The interim condensed consolidated financial statements for the period ended March 31, 2024 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements provide comparative information regarding prior year; however, they do not include all the information and disclosures required in the consolidated financial statements, so they must be read together with the annual consolidated financial statements, which have been prepared in accordance with International Standards of Financial Information (hereinafter “IFRS”). The interim condensed consolidated financial statements are presented in thousands of Peruvian Soles S/(000), unless otherwise stated.

Management continues to have a reasonable expectation that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. Management believes that there are no material uncertainties that may cause significant doubt about this assumption, and that there is a reasonable expectation that the Corporation has adequate resources to continue operations for the expected future, and not less than 12 months from the end of the reporting period.

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements as of December 31, 2023.

3.	Standards, amendments, and interpretation adopted by the Corporation

Standards, amendments and interpretation that have entered in force as of January 1, 2024, have not had impact on the interim condensed consolidated financial statements as of March 31, 2024, and for this reason they have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

4.	Financial Risk Management

The Corporation’s Management is responsible for managing financial risks. The corporation Management manages the general administration of financial risks such risks include currency risk, price risk, fair-value and cash-flow interest rate risks, credit risk, the use of derivative and non-derivative financial instruments, and investment of liquidity surplus, as well as financial risks; all of which are regularly supervised and monitored.

A.	Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risks (including currency risk, price risk, fair-value and cash-flow interest rate risks), credit risk, and liquidity risk.

The Corporation’s general program for risk management is mainly focused on financial market unpredictability and seeks to minimize potential adverse effects on the Corporation’s financial performance.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

a)	Market risks

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market prices involve four types of risk: interest rate risk, exchange rate risk, commodity price risk and other price risks. Financial instruments affected by market risk include bank deposits, trade accounts receivable, other accounts receivable, other financial liabilities, bonds, trade accounts payable, other accounts payable and accounts receivable from and payable to related parties.

i)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will be reduced by adverse fluctuations in exchange rates. Management is responsible for identifying, measuring, controlling and reporting the exposure to foreign exchange risk.

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2023 and March 31, 2024, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31,		As of March 31,
	2023		2024
	Buy	Sale	Buy	Sale
U.S. Dollars (a)	3.705	3.713	3.714	3.721
Chilean Peso (b)	0.004224	0.004233	0.003783	0.003790
Colombian Peso (c)	0.000969	0.000971	0.000967	0.000968

(a)	U.S. Dollar as published by the Superintendencia de Bancos, Seguros y Administradoras de Fondos de Pensiones (hereinafter “SBS”).
(b)	Chilean peso as published by the Banco Central de Chile.
(c)	Colombian peso as published by Banco de la Republica de Colombia.

The consolidated statement of financial position as of December 31, 2023 and March 31, 2024, includes the following:

	As of	As of
	December 31,	March 31,
In thousands of US dollars	2023	2024
Assets
Cash and cash equivalents	105,542	62,305
Trade accounts receivable, net	174,305	156,015
Accounts receivable from related parties	142,435	142,435
Other accounts receivable	85,535	72,356
	507,817	433,111

Liabilities
Borrowings	(213,821)	(209,327)
Bonds	(3,890)	(3,972)
Trade accounts payable	(152,383)	(131,164)
Accounts payable to related parties	(3,504)	(3,502)
Other accounts payable	(64,277)	(79,402)
Other provisions	(2,032)	(2,146)
	(439,907)	(429,513)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

For the periods ended March 31, 2023 and 2024, the Corporation’s exchange gains and losses (see note 26.A):

In thousands of soles	2023	2024
Gain	54,493	28,163
Loss	(43,197)	(43,646)
	11,296	(15,483)

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	As of December 31,		As of March 31,
	2023		2024
	Assets	Liabilities	Assets	Liabilities
Chilean Peso	37,715,040	53,101,695	33,802,018	44,624,412
Colombian Peso	183,305,679	125,307,739	215,515,741	173,807,655

ii)	Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation´s economic market environment.

iii)	Fair-value and cash flow interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk arises mainly from its long-term borrowings. Variable rate long-term financial liabilities expose the Corporation to cash-flow interest rate risk. Fixed-rate financial liabilities expose the Corporation to fair-value interest rate risk.

The Corporation assumes the interest rate risk, due to they do not use financial derivative instruments for mitigate variations in the interest rate risk.

b)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2023 and March 31, 2024 is represented by the sum of cash and cash equivalents (note 9), trade accounts receivable (note 10), accounts receivable from related parties (note 11) and other accounts receivable (note 12).

Customer credit risk is managed by Management subject to the Corporation’s established policies, procedures and control related to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined based on this assessment. The maximum credit risk exposure at the reporting date is the carrying value of each class of financial assets disclosed in note 10.

The Corporation assesses the concentration of risk with respect to trade accounts receivable as low risk because sales are not concentrated in small customer groups and no customers account for 10% or more of the Corporation’s revenues.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

Management monitors the credit risk of other receivables on an ongoing basis and assesses those receivables that show evidence of impairment to determine the required allowance for doubtful accounts.

Concerning loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by Corporate Finance Management and the performance evaluation conducted by the Board of Directors (note 11).

Management does not expect the Corporation to incur in losses arisen from the performance of these counterparties, except for the ones already recorded at the consolidated financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies holding enough cash and cash equivalents, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a financial plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The financial plan is intended to meet the various obligations at the Company and Corporation entities levels.

The Corporate Finance Office monitors the cash flow projections made on liquidity requirements of the Corporation to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with ratio targets in the statement of financial position and, if applicable, with external regulatory or legal requirements.

As of March 31, 2024, the Company has significant current payment obligations arising from the Plea Agreement (note 1.C) and the Bridge Loan (note 16.a). For this purpose, Management is developing a financial plan with the aim of covering the short-term part of these obligations.

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2023
Other financial liabilities (except lease liability for right-of-use asset)	780,145	568,284	165,022	163,943	-	897,249
Lease liability for right-of-use asset	42,562	17,754	23,487	8,725	73	50,039
Bonds	822,925	140,546	177,121	345,473	679,085	1,342,225
Trade accounts payables (except non-financial liabilities)	1,168,267	1,164,266	4,001	-	-	1,168,267
Accounts payables to related parties	72,936	44,372	28,564	-	-	72,936
Other accounts payables and other provisions (except non-financial liabilities)	673,663	195,279	57,601	138,356	410,377	801,613
	3,560,498	2,130,501	455,796	656,497	1,089,535	4,332,329

As of March 31, 2024
Other financial liabilities (except lease liability for right-of-use asset)	776,410	557,063	164,029	156,998	-	878,090
Lease liability for right-of-use asset	38,716	16,364	22,504	5,856	70	44,794
Bonds	810,796	141,261	178,920	475,335	520,483	1,315,999
Trade accounts payables (except non-financial liabilities)	1,049,122	1,046,827	2,295	-	-	1,049,122
Accounts payables to related parties	69,537	40,656	28,881	-	-	69,537
Other accounts payables and other provisions (except non-financial liabilities)	685,509	205,732	57,322	138,292	408,942	810,288
	3,430,090	2,007,903	453,951	776,481	929,495	4,167,830

B.	Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue operations as a going concern basis in order to generate returns to its shareholders, benefits to stakeholders and keep an optimal capital structure to reduce capital cost. Since 2017, due to the situation of the Corporation, Management has monitored deviations that might cause the non-compliance of covenants and may renegotiation of liabilities (note 16). In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

The Corporation may adjust the amount of dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt to maintain or adjust the capital structure.

The Corporation monitors its capital based on the leverage ratio. This ratio is calculated as net debt divided by the sum of net debt plus equity. The net debt corresponds to the total financial liabilities (including current and non-current indebtedness) adding the provision for civil compensation less cash and cash equivalents.

As of December 31, 2023 and March 31, 2024, the leverage ratio is as follows:

		As of	As of
		December 31,	March 31,
In thousands of soles	Note	2023	2024
Total borrowing, bonds and civil compensation (*)	16 and 17	2,115,471	2,099,540
Less: Cash and cash equivalents	9	(1,003,888)	(855,952)
Net debt (a)		1,111,583	1,243,588
Total equity (b)		1,487,289	1,490,945
Total net debt plus equity (a) + (b)		2,598,872	2,734,533
Gearing ratio		0.43	0.45

(*) As of March 31, 2024, the provision for civil compensation amounts to S/473.6 million (S/469.8 as of December 31, 2023).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

During the periods ended December 31, 2023 and March 31, 2024, there were no changes in the objectives, policies or processes related to capital management.

5.	Critical Accounting Estimates and Judgments

Estimates and judgments used are continuously evaluated and are based on historical experience among other factors, including expectations of future events that are believed to be reasonable under current circumstances.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023, except for:

A.	iii Revenue recognition by completion percentage

As of December 31, 2023, the Corporation recognized service revenue from construction contracts on a percentage-of-completion basis in accordance with the product method; however, given the current terms of customer contracts awarded beginning in 2024, management believes that the method that best reflects and measures the transfer of control of goods and services to its customers and full satisfaction of the performance obligation is the resource method. Therefore, beginning in 2024, the Corporation applies the resource method to measure the progress of all of its contractual performance obligations being satisfied over time.

6.	Seasonality of Operations

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business during the normal course of the period.

7.	Operating Segments

Operating segments are reported consistently with the internal reports that are reviewed by Corporation’s, chief decision-maker; that is the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infrastructure’. However, Management has voluntarily decided to report on all its operating segments.

The Corporation has determined four reportable segments. These operating segments are components of an enterprise for which separate financial information is available and periodically evaluated by the Corporate Governance Board to decide how to allocate resources and assess performance.

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: This segment includes traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction at three divisions: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; and iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

(b)	Energy: This segment includes oil exploration, exploitation, production, treatment, and trade in four oil deposits, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry. It also includes storage and dispatch of fuel and oil byproducts.

(c)	Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three highways with tolls, Lima Metro, a sewage treatment plant in Lima, and operation and maintenance services for infrastructure assets.

(d)	Real Estate: The Corporation mainly develops and sells properties for low- and middle-resource sectors, which are experiencing a significant increase in available income, as well as luxury properties to a lesser degree, it also develops commercial spaces and offices.

The Executive Committee uses the Adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant measure to understand the Corporation’s operating performance and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to profit as follows:

	For the three-month period
	ended March 31,
In thousands of soles	2023	2024
Net (loss) profit	(5,999)	465
Financial income and expenses	23,780	52,809
Interests for present value of financial asset or liability	(13,806)	2,305
Income tax	32,381	22,425
Depreciation and amortization	53,222	44,877
Adjusted EBITDA	89,578	122,881

The adjusted EBITDA with non-recurring items per segment is as follows:

	For the three-month period
	ended March 31,
In thousands of soles	2023	2024
Engineering and construction	(29,543)	(19,753)
Energy	55,845	56,830
Infrastructure	56,471	73,217
Real estate	2,048	11,917
Parent company operations	3,576	18,239
Intercompany eliminations	1,181	(17,569)
	89,578	122,881

Inter-segmental sales transactions are entered into prices similar to those that would have been agreed with unrelated third parties. Revenues from external customers reported are measured in a consistent manner under the basis for preparation of the consolidated financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of Corporation’s revenue.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

The following are the Corporation’s financial statements by operating segment:

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2023
Assets
Cash and cash equivalent	342,120	40,707	124,283	134,252	3,235	175,920	183,371	-	1,003,888
Trade accounts receivables, net	783,231	119,948	26,353	127,336	943	3,038	952	-	1,061,801
Accounts receivable from related parties	57,024	642	59,279	3,569	643	406	161,430	(267,550)	15,443
Other accounts receivable, net	265,378	40,298	21,101	6,372	1	10,418	6,849	(2,345)	348,072
Inventories, net	51,108	46,064	6,760	43,993	-	212,582	-	(10)	360,497
Prepaid expenses	15,461	2,022	4,651	334	169	71	6,388	2	29,098
Total current assets	1,514,322	249,681	242,427	315,856	4,991	402,435	358,990	(269,903)	2,818,799
Trade accounts receivable, net	744	-	6,430	756,990	1,453	3,354	-	-	768,971
Accounts receivable from related parties	298,946	-	17,157	42	14,015	-	419,282	(221,157)	528,285
Prepaid expenses	-	480	11,920	1,611	580	-	-	(510)	14,081
Other accounts receivable, net	102,250	77,116	-	-	7,346	59,764	64,928	-	311,404
Inventories, net	-	-	-	-	-	70,282	-	-	70,282
Investments in associates and joint ventures	968	10,536	-	-	-	2,103	1,737,129	(1,737,989)	12,747
Investment property, net	-	-	-	1,427	-	18,203	38,630	-	58,260
Property, plant and equipment, net	83,146	211,127	5,187	1,047	233	5,562	863	-	307,165
Intangible assets and goodwill, net	143,228	370,370	225,363	138	-	617	12,740	-	752,456
Right-of-use assets, net	4,874	8,270	3,226	25	122	1,317	28,700	(10,239)	36,295
Deferred income tax asset	153,841	5,142	24,098	-	421	15,577	56,670	14	255,763
Total non-current assets	787,997	683,041	293,381	761,280	24,170	176,779	2,358,942	(1,969,881)	3,115,709
Total assets	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,717,932	(2,239,784)	5,934,508
Liabilities
Borrowings	24,081	39,052	15,358	26	5	11,618	437,729	(11,840)	516,029
Bonds	3,611	-	49,369	28,558	-	-	-	-	81,538
Trade accounts payable	928,109	111,816	48,232	38,272	121	21,622	16,094	-	1,164,266
Accounts payable to related parties	78,561	80,357	47,599	69,632	7	10,990	17,154	(259,928)	44,372
Current income tax	19,370	677	3,159	13,160	54	323	1,655	-	38,398
Other accounts payable	416,927	26,122	34,045	10,429	1,167	86,968	33,170	-	608,828
Provisions	83,831	20,215	1,171	1,925	-	193	9,751	-	117,086
Total current liabilities	1,554,490	278,239	198,933	162,002	1,354	131,714	515,553	(271,768)	2,570,517
Borrowings	697	84,989	594	-	123	73,058	147,399	(182)	306,678
Bonds	10,834	-	130,750	599,803	-	-	-	-	741,387
Trade accounts payable	-	-	-	4,001	-	-	-	-	4,001
Other accounts payable	47,984	-	493	161	3,141	-	457,532	-	509,311
Accounts payable to related parties	7,481	-	1,226	28,563	23,146	-	197,485	(229,337)	28,564
Provisions	12,366	46,287	10,002	2,228	-	-	27,184	-	98,067
Deferred tax liability	58,804	66,415	-	63,473	-	-	2	-	188,694
Total non-current liabilities	138,166	197,691	143,065	698,229	26,410	73,058	829,602	(229,519)	1,876,702
Total liabilities	1,692,656	475,930	341,998	860,231	27,764	204,772	1,345,155	(501,287)	4,447,219
Equity attributable to controlling interest in the Company	604,039	424,874	146,259	162,680	1,397	289,942	1,369,744	(1,736,558)	1,262,377
Non-controlling interest	5,624	31,918	47,551	54,225	-	84,500	3,033	(1,939)	224,912
Total liabilities and equity	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,717,932	(2,239,784)	5,934,508

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of March 31, 2024
Assets
Cash and cash equivalents	213,280	61,997	131,605	124,117	3,004	174,260	147,689	-	855,952
Trade accounts receivables, net	833,326	134,634	36,468	127,497	1,792	3,024	1,620	-	1,138,361
Accounts receivable from related parties	63,932	215	69,661	564	807	7,194	167,501	(298,296)	11,578
Other accounts receivable, net	256,593	27,866	17,888	9,249	1	9,740	8,182	4,506	334,025
Inventories, net	42,843	47,897	8,200	44,214	-	211,304	-	20	354,478
Prepaid expenses	13,789	3,356	3,517	1,956	81	101	7,502	-	30,302
Total current assets	1,423,763	275,965	267,339	307,597	5,685	405,623	332,494	(293,770)	2,724,696
Trade accounts receivable, net	736	-	6,197	761,890	1,338	3,095	-	-	773,256
Accounts receivable from related parties	299,630	-	17,452	3,064	14,015	-	417,378	(222,207)	529,332
Prepaid expenses	-	481	7,610	1,577	567	-	-	(510)	9,725
Other accounts receivable, net	113,660	71,450	-	-	7,346	60,096	65,076	-	317,628
Inventories, net	-	-	-	-	-	70,295	-	-	70,295
Investments in associates and joint ventures	957	11,344	-	-	-	2,103	1,748,516	(1,749,378)	13,542
Investment property, net	-	-	-	1,408	-	17,798	38,139	-	57,345
Property, plant and equipment, net	81,328	212,307	5,036	1,052	224	5,276	798	-	306,021
Intangible assets and goodwill, net	137,508	361,605	212,703	114	-	615	12,594	-	725,139
Right-of-use assets, net	3,712	6,460	2,434	14	120	990	26,560	(7,613)	32,677
Deferred income tax asset	157,687	5,675	25,980	-	466	15,666	57,058	(16)	262,516
Total non-current assets	795,218	669,322	277,412	769,119	24,076	175,934	2,366,119	(1,979,724)	3,097,476
Total assets	2,218,981	945,287	544,751	1,076,716	29,761	581,557	2,698,613	(2,273,494)	5,822,172
Liabilities
Borrowings	22,275	36,758	15,334	15	5	12,771	439,193	(8,343)	518,008
Bonds	3,923	-	49,377	29,046	-	-	-	-	82,346
Trade accounts payable	833,264	91,250	54,443	33,834	113	20,069	13,854	-	1,046,827
Accounts payable to related parties	117,545	81,979	52,592	51,773	13	11,163	14,117	(288,526)	40,656
Current income tax	18,228	2,297	1,789	15,909	130	1,086	2,014	-	41,453
Other accounts payable	429,045	39,997	30,266	10,378	1,293	84,485	37,830	-	633,294
Provisions	85,980	20,187	677	1,208	-	194	9,751	-	117,997
Total current liabilities	1,510,260	272,468	204,478	142,163	1,554	129,768	516,759	(296,869)	2,480,581
Borrowings	179	84,080	234	-	121	71,776	140,728	-	297,118
Bonds	10,857	-	119,047	598,546	-	-	-	-	728,450
Trade accounts payable	-	-	-	2,295	-	-	-	-	2,295
Other accounts payable	44,773	-	493	120	3,071	-	457,848	-	506,305
Accounts payable to related parties	6,698	-	1,006	28,881	24,543	-	195,107	(227,354)	28,881
Other provisions	13,183	48,063	10,338	2,898	-	-	27,366	-	101,848
Deferred income tax liability	56,789	64,910	-	64,049	-	-	1	-	185,749
Total non-current liabilities	132,479	197,053	131,118	696,789	27,735	71,776	821,050	(227,354)	1,850,646
Total liabilities	1,642,739	469,521	335,596	838,952	29,289	201,544	1,337,809	(524,223)	4,331,227
Equity attributable to controlling interest in the Company	570,818	441,938	157,233	178,325	472	292,140	1,357,783	(1,747,327)	1,251,382
Non-controlling interest	5,424	33,828	51,922	59,439	-	87,873	3,021	(1,944)	239,563
Total liabilities and equity	2,218,981	945,287	544,751	1,076,716	29,761	581,557	2,698,613	(2,273,494)	5,822,172

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the period ended March 31, 2023
Revenue	498,745	164,876	133,388	102,108	1,263	17,775	25,189	(93,206)	850,138
Gross profit (loss)	(7,091)	29,706	16,315	31,417	762	3,650	5,947	216	80,922
Administrative expenses	(23,225)	(4,412)	(5,156)	(2,797)	(240)	(3,911)	(6,636)	514	(45,863)
Other income and expenses, net	(4,529)	168	373	175	-	780	3,798	(332)	433
Operating profit (loss)	(34,845)	25,462	11,532	28,795	522	519	3,109	398	35,492
Financial expenses	(11,567)	(5,947)	(6,225)	(1,800)	(108)	(3,235)	(26,608)	13,678	(41,812)
Financial income	4,964	2,122	1,408	1,471	160	1,913	18,334	(12,340)	18,032
Gain (loss) on present value of financial asset or financial liability	1,352	138	(1,014)	-	-	1,256	12,074	-	13,806
Share of profit or loss in associates and joint ventures	(1)	867	-	-	-	-	(2,877)	2,875	864
Profit (loss) before income tax	(40,097)	22,642	5,701	28,466	574	453	4,032	4,611	26,382
Income tax	(10,207)	(7,203)	(1,355)	(8,682)	(167)	(141)	(4,634)	8	(32,381)
Profit (loss) profit for the period	(50,304)	15,439	4,346	19,784	407	312	(602)	4,619	(5,999)
Profit (loss) profit from attributable to:
Owners of the Company	(50,462)	13,467	1,587	14,838	407	(1,084)	(615)	4,474	(17,388)
Non-controlling interest	158	1,972	2,759	4,946	-	1,396	12	146	11,389
	(50,304)	15,439	4,346	19,784	407	312	(603)	4,620	(5,999)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the period ended March 31, 2024
Revenue	581,028	172,375	169,177	102,218	1,261	43,900	24,145	(96,819)	997,285
Gross profit	3,350	37,050	32,904	33,703	810	13,959	3,722	2,501	127,999
Administrative expenses	(25,165)	(4,029)	(6,641)	(3,209)	(235)	(3,648)	(5,069)	(1,777)	(49,773)
Other income and expenses, net	(2,528)	214	317	4	-	466	498	(1)	(1,030)
Operating profit (loss)	(24,343)	33,235	26,580	30,498	575	10,777	(849)	723	77,196
Financial expenses	(22,246)	(6,463)	(6,095)	(2,206)	(84)	(2,321)	(28,261)	7,318	(60,358)
Financial income	769	251	1,702	1,958	180	1,473	8,584	(7,368)	7,549
Gain (loss) on present value of financial asset or financial liability	90	(571)	(148)	3	-	176	(1,855)	-	(2,305)
Share of profit or loss in associates and joint ventures	-	809	-	-	-	-	15,747	(15,748)	808
Profit (loss) before income tax	(45,730)	27,261	22,039	30,253	671	10,105	(6,634)	(15,075)	22,890
Income tax	5,849	(8,287)	(6,736)	(9,393)	(199)	(3,140)	(503)	(16)	(22,425)
Profit (loss) for the period	(39,881)	18,974	15,303	20,860	472	6,965	(7,137)	(15,091)	465
Profit (loss) from attributable to:
Owners of the Company	(39,620)	17,064	10,974	15,645	472	2,199	(7,141)	(15,133)	(15,540)
Non-controlling interest	(261)	1,910	4,329	5,215	-	4,766	4	42	16,005
	(39,881)	18,974	15,303	20,860	472	6,965	(7,137)	(15,091)	465

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

8.	Financial Instruments

Financial assets related to concession contracts are presented in the consolidated statement of financial position as “trade accounts receivable current” and “trade accounts receivable non-current”.

The classification of financial assets and liabilities by category is as follows:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	1,003,888	855,952
- Trade accounts receivable and other accounts receivable
(excluding non-financial assets) (i)	1,379,202	1,420,052
- Financial assets related to concession agreements (ii)	908,371	925,738
- Accounts receivable from related parties	543,728	540,910
	3,835,189	3,742,652

Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Bank loans and other financial liabilities	780,145	776,410
- Lease liability for right-of-use asset	42,562	38,716
- Bonds	822,925	810,796
- Trade and other accounts payable
(excluding non-financial liabilities) (iii)	1,785,487	1,675,907
- Accounts payable to related parties	72,936	69,537
	3,504,055	3,371,366
Other financial liabilities:
- Other provisions (iv)	56,443	58,724

(i)	The following non-financial assets are excluded: advances to suppliers for S/95.2 million and tax receivable for S/122.2 million (S/98 million and S/104.7 million, respectively, as of December 31, 2023).

(ii)	Included in the trade accounts receivable item.

(iii)	The following non-financial liabilities are excluded: advances received from customers for S/238.1 million, taxes payable for S/186 million, salaries and other personnel payable for S/83.2 million and others for S/5.5 million (S/241.5 million, S/158.1 million, S/92.2 million and S/9.1 million, respectively, as of December 31, 2023).

(iv)	Includes administrative process INDECOPI for S/58.7 million (S/56.4 million, as of December 31, 2023).

9.	Cash and Cash Equivalents

This account comprises:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Cash on hand	1,020	958
Remittances in-transit	3,621	3,966
Current accounts (a)	263,295	253,668
Trust account - specific use founds (b)	421,149	362,448
Time deposits (c)	314,803	234,912
Total Cash and Cash equivalents	1,003,888	855,952

(a)	Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating and are freely available. These accounts earn interest at market rates.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

(b)	The Corporation maintains trust accounts in local and foreign banks for the administration of funds for specific uses that are classified as:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Operational funds	190,755	188,534
Consortium funds	200,473	96,573
Reserve funds (i)	28,661	76,080
Guarantee funds	1,260	1,261
	421,149	362,448

(i)	Reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation are as follows:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Tren Urbano de Lima S.A.	4,622	51,773
Red Vial 5 S.A.	24,039	24,307
	28,661	76,080

(c)	Time deposits have maturities of less than ninety (90) days and are renewable at maturity. As of March 31, 2024, these deposits bear interest ranging from 4.07% to 5.20% (4.21% to 7.32% at December 31, 2023).

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

10.	Trade Accounts Receivable, net

This caption comprises the following:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024

Receivables (a)	204,167	344,253
Unbilled receivables - Subsidiarie (b)	718,408	642,929
Unbilled receivables - Concession (c)	908,197	924,435
	1,830,772	1,911,617

Current portion	1,061,801	1,138,361
Non-current portion	768,971	773,256
	1,830,772	1,911,617

As of December 31, 2023 and as of March 31, 2024, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current invoices receivable is similar to their carrying value because their average collection period is less than sixty (60) days.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

The balance of accounts receivable corresponds to:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Tren Urbano de Lima S.A.	884,326	889,387
Cumbra Peru S.A. (i)	750,109	802,782
Unna Energia S.A.	119,948	134,634
Cumbra Ingenieria S.A.	33,866	31,280
Carretera Andina del Sur S.A.C.	14,512	22,732
Unna Transporte S.A.C.	11,134	9,444
Red Vial 5 S.A.	1,678	6,735
Viva Negocio Inmobiliario S.A.	6,392	6,119
Carretera Sierra Piura S.A.C.	5,459	3,754
Concesionaria La Chira S.A.	2,396	3,130
Others	952	1,620
	1,830,772	1,911,617

(i)	As of March 31, 2024, the increase corresponds mainly to the activities of the project related to the construction of the Jorge Chavez airport terminal (Inti Punku Consortium).

(a)	As of December 31, 2023, and March 31, 2024, invoices receivable are presented net of impairment of S/43.4 million and discounted at present value of S/0.5 million.

As of December 31, 2023, and March 31, 2024, management evaluated the exposure to credit risk on trade receivables.

The aging analysis of trade receivables is as follows:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Current	153,678	309,382
Past due up to 30 days	29,375	26,101
Past due from 31 days up to 90 days	11,932	2,008
Past due from 91 days up to 120 days	317	291
Past due from 121 days up to 360 days	2,192	1,728
Past due over 360 days	6,673	4,743
	204,167	344,253

As of March 31, 2024, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: UNNA Transporte S.A.C. for S/3 million, Cumbra Peru S.A. for S/1.2 million, and Cumbra Ingenieria S.A. for S/0.5 million (S/4.6 million, S/1.2 million S/0.9 million as of December 31, 2023, respectively).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

(b)	Correspond to documents related to estimates for services provided and valuations that were not invoiced. These rights are recognized discounted at present value for S/2.2 million (S/2.3 million as of December 31, 2023). The following is a breakdown by subsidiary:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Cumbra Peru S.A.	683,927	605,932
Cumbra Ingenieria S.A.	20,655	23,578
Unna Energia S.A.	7,183	10,309
Unna Transporte S.A.C.	6,560	3,077
Others	83	33
	718,408	642,929

(c)	Correspond to future collections to the Grantor according to the terms of the concession agreement, as detailed below:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Tren Urbano de Lima S.A.	884,317	889,387
Carretera Andina del Sur S.A.C.	14,403	22,732
Red Vial 5 S.A.	1,637	6,653
Carretera Sierra Piura S.A.C.	5,444	3,754
Concesionaria La Chira S.A.	2,396	1,909
	908,197	924,435

Management, after evaluating the balances receivable at the date of the interim condensed consolidated financial statements, considers that, except for the accounts receivable provisioned, there are no accounts at risk of uncollectibility.

In the opinion of Corporate Management, the expected credit loss and allowance for trade receivables adequately cover the risk of uncollectibility as of December 31, 2023 and as of March 31, 2024.

11.	Transactions with Related Parties

A.	Transactions with related parties

Major transactions for the period ended March 31, 2023 and 2024 between the Company and its related parties are summarized as follows:

In thousands of soles	2023	2024
Revenue from sales of goods and services:
- Joint operations	6,375	15,362
	6,375	15,362

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

B.	Balances with Related parties

As of December 31, the balances were the following:

	As of December 31, 2023		As of March 31, 2024
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Constructor Chavimochic	-	9,313	-	8,954
Consorcio Peruano de Conservacion	799	2,762	799	2,775
Consorcio GyM Conciviles	-	5,709	1,377	2,080
Consorcio Vial Quinua	-	1,945	-	1,929
Consorcio Manperan	451	1,721	853	1,405
Consorcio Inti Punku	5,647	114	1,079	1,265
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	558	-	523
Consorcio Rio Urubamba	1,911	-	1,912	-
Consorcio Italo Peruano	1,648	-	1,619	-
Consorcio Ermitano	526	-	523	-
Others	4,461	523	3,416	2,395
	15,443	22,645	11,578	21,326

Other related parties
Ferrovias S.A.	-	21,727	-	19,330
	-	21,727	-	19,330
Current portion	15,443	44,372	11,578	40,656

Non-current portion
Gasoducto Sur Peruano S.A. (note 14.i)	527,722	-	529,004	-
Ferrovias S.A.	-	15,761	-	15,935
Ferrovias Participaciones S.A.	-	12,803	-	12,946
Others	563	-	328	-
Non-current	528,285	28,564	529,332	28,881

As of December 31, 2023 and March 31, 2024, accounts receivable and payable are mainly of current maturity which have no specific guarantees. These balances do not generate interest considering their maturity in short term.

The Corporation conducts its operations with related companies under the same conditions as those with third parties; consequently, there are no differences in pricing policies or in the basis for tax settlement; with respect to payment terms, these do not differ from policies granted to third parties.

12.	Other Accounts Receivable, net

This caption comprises the following:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024

Claims and accounts receivable from third parties (a)	254,750	244,604
Guarantee deposits (b)	163,740	161,081
Credits and recoverable taxes (c)	104,654	124,326
Advances to suppliers (d)	98,021	95,237
Restricted funds (e)	25,419	14,905
Accounts receivable from personnel	1,925	2,599
Others	10,967	8,901
	659,476	651,653

Current portion	348,072	334,025
Non-current portion	311,404	317,628
	659,476	651,653

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

a)	The balance corresponds to the following:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024

Additional investments for operating contracts	98,047	92,932
Account receivable to the Ministry of Agriculture Development and Irrigation (a.1)	32,062	32,101
Claims to the tax authorities	29,976	30,085
Real estate project receivable	30,012	29,619
Settlement agreement with third parties	21,136	21,762
Accounts receivable from joint ventures	21,878	20,979
Insurance claims for losses	6,778	1,702
Others	14,861	15,424
	254,750	244,604

(a.1)	The balance corresponds to the claim to the Ministry of Agrarian Development and Irrigation (hereinafter, MIDAGRI) for US$9.5 million equivalent to S/35.1 million for the execution of the total amount of the Performance Bond, derived from the arbitration process followed against the Regional Government of La Libertad and MIDAGRI for the early termination of the Concession Contract due to breach of contract by the Grantor. As of March 31, 2024, the net present value balance amounts to US$8.6 million, equivalent to S/32.1 million (note 14.ii).

b)	Guarantees deposits correspond to funds retained by customers for work contracts, mainly of the subsidiary Cumbra Peru S.A. These deposits are retained by customers in order to guarantee that the subsidiary performs its obligations under the contracts. The amounts withheld will be recovered upon completion of the work.

c)	The balance corresponds to the following:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024

VAT credit	39,706	55,012
Income tax on-account payments	45,263	56,966
ITAN and other tax receivable	19,685	12,348
	104,654	124,326

d)	Corresponds to prepayments made to suppliers, mainly for engineering and construction projects. the variation corresponds to: (i) Increase in Cumbra Peru S.A. for S/6.7 million in the project Centro Comercial la Molina, and (ii) Decrease in Cumbra Peru S.A. for S/9.5 million in the Consorcio Inti Punku for the Jorge Chavez Airport project.

e)	As of March 31, 2024, the restricted funds correspond to bank guarantee certificates composed of Cumbra Peru S.A for S/81.7 million, Cumbra Ingenieria S.A for S/7.5 million and a restricted fund of Concesionaria La Chira S.A. for S/7.4 million (As of December 31, 2023, S/81.5 million, S/18.1 million and S/7.3 million, respectively).

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties and tax credits. Other non-current accounts receivable maintain maturities that vary between 2 and 5 years. The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

13.	Inventories, Net

This caption comprises the following:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Land	117,791	116,218
Work in progress - Real estate	127,008	132,791
Finished properties	38,970	33,925
Construction materials	52,479	42,719
Merchandise and supplies	100,103	104,053
	436,351	429,706
Allowance for inventory write-downs	(5,572)	(4,933)
	430,779	424,773

Current	360,497	354,478
Non-current	70,282	70,295
	430,779	424,773

As of March 31, 2024, the non-current portion corresponds to land for real estate projects in Lima to be executed in the long term, S/56.6 million located in the district of San Isidro and S/13.7 million located in the district of Barranco (as of December 31, 2023, S/56.6 million and S/13.6 million, respectively).

Management has analyzed the inventories and has determined that there are no major indications of impairment.

14.	Investments in Associates and Joint Ventures

This caption comprises the following:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Associates	2,103	2,103
Joint ventures	10,644	11,439
	12,747	13,542

Movement of our investments in associates for the periods ended March 31, 2023, and 2024 is as follows:

In thousands of soles	2023	2024
Balance as of January, 1	14,916	12,747
Equity interest in results	864	808
Translation adjustment	8	(13)
Balance as of March, 31	15,788	13,542

The most relevant associates are described below:

i.	Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Corporation made an investment of US$242.5 million (equivalent to S/811 million) and had to assume 21.49% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment of its total investment equivalent to 21.49% of its participation (US$242.5 million) between 2016 and 2019, and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA S.A.A. in favor of the issuer of the guarantee of performance of the concession contract and in favor of the syndicate of banks that granted the bridge loan to GSP for US$52.5 million and US$129 million, respectively. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA S.A.A. recognized the right to collect from GSP for US$181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$73.5 million and lost profits for US$10 million, which correspond to receivables from GSP.

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date (note 1). Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the NBV are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian Government in cases of corruption and related crimes, since this payment does not include any profit margin and/or not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the Concessionaire.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$11.8 million. On the other hand, the debt of Cumbra Peru S.A. derived from its participation in CCDS is directly recognized in INDECOPI in the GSP Competition for US$88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

On April 11, 2023, the Liquidation Agreement was approved, which defines the framework for the liquidator’s actions. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested the MEM to initiate the Direct Treatment procedure stipulated in the Concession Agreement.

On September 12, 2023, INDECOPI notified GSP of Resolution No. 4069-2023/CCO-INDECOPI which resolved to declare null and void the Board’s resolution approving the Liquidation Agreement because the Agreement does not the agreement does not foresee the modality and conditions of realization of the GSP assets other than the VCN (direct sale, auction, dation, etc.).

On November 21, 2023, the Meeting of Creditors was held with the purpose of correcting the defect declared in the aforementioned resolution, through the approval of a new Liquidation Agreement. However, this proposal only reached 59% of favorable votes, not reaching the qualified majority (66.67%) required by law. Likewise, on the same day, the Presidency of the Board, as well as other creditors requested INDECOPI to declare the liquidation of GSP.

In view of the above, on December 28, 2023, INDECOPI ordered the ex officio liquidation of GSP and that its Technical Secretariat of the Commission, dated on January 12, 2024, convene a Single Meeting of Creditors for January 29, 2024, in order to appoint a Liquidator for the process and approve a new Liquidation Agreement. The Meeting is formed with the Creditors in attendance and approve the corresponding proposals by simple majority. Therefore, on the referred day, with 59% of the votes in attendance, the appointment of Alva Legal Asesoria Empresarial S.A.C. as GSP’s liquidator and the proposed Liquidation Agreement were approved. The liquidation process of GSP continues its course, as well as the necessary actions for the recovery of VCN.

Amounts recognized in the consolidated financial statements (note 11).

As of March 31, 2024, the net value of the account receivable from GSP is approximately US$142.4 million, equivalent to S/529 million (US$142.4 million equivalent to S/527.7 million at December 31, 2023), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$ 63.9 million (equivalent to S/237.2 million) discounted to present value net of impairment and the effect of the exchange difference (US$63.9 million equivalent to S/236.6 million at December 31, 2023) and; ii) Cumbra Peru S.A. holds US$ 78.5 million (equivalent to S/291.8 million) discounted to present value, net of the effect of the exchange difference (US$78.5 million equivalent to S/291.1 million at December 31, 2023).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.86% (recovery term of 8 years with a discount rate of 5.14% as of March 31, 2023).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2023 and March 31, 2024 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements.

ii.	Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter the “Concessionaire”), in which AENZA has 26.5% of interest, signed an agreement with the Peruvian Government (hereinafter the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of about US$647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% in progress. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process before the Comision de las Naciones Unidas para el Derecho Mercantil Internacional (CNUDMI).

On October 4, 2022, the Arbitration Court notified the parties with the award, which provided for the early termination of the Concession Agreement and ordered, among other things, that the Grantor pay the Concessionaire the amount of US$25.3 million as a consequence of its failure to provide the Project Control Delivery, and the execution of 70% of the Performance Bond or the payment of US$25 million for the Concessionaire’s failure to obtain evidence of financial closing.

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the award was consented to. As of December 31, 2023, an impairment of its total investment amounting to S/14.5 million was recorded.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA was required to assume a total of US$7.5 million. Likewise, prior to the closing of this report, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA is responsible for US$1.4 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount and without a breach of contract having been attributed to the Concessionaire that would justify such performance (note 12.a.1).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

15.	Investments Property, Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The movement in investment property, property, plant and equipment, intangible assets and right-of-use assets accounts for the period ended March 31, 2023 and 2024, are as follows:

		Property,
	Investment	plant and	Right-of-use	Intangibles
	property	equipment	assets	assets
In thousands of soles	(A)	(A)	(A)	(B)

Cost
Balance at January 1, 2023	99,557	1,234,208	119,495	1,586,462
Additions	2	12,029	1,684	47,802
Sale of assets	-	(4,003)	-	-
Disposals	-	(1,451)	(875)	(1,219)
Reclassifications	-	-	-	-
Transfers	-	-	-	-
Translations adjustments	1	7,680	156	5,890
Balance at March 31, 2023	99,560	1,248,463	120,460	1,638,935
Balance at January 1, 2024	105,440	1,244,039	120,576	1,626,101
Additions	51	10,041	496	8,287
Sale of assets	-	(2,043)	-	-
Disposals	-	(1,019)	-	-
Reclassifications	-	(70)	540	(23,711)
Transfers	-	-	-	-
Translations adjustments	-	(9,238)	(5)	(6,903)
Balance at March 31, 2024	105,491	1,241,710	121,607	1,603,774

Accumulated depreciation and impairment
Balance at January 1, 2023	(37,633)	(949,743)	(69,288)	(799,126)
Depreciation / amortization	(965)	(12,613)	(4,358)	(35,286)
Sale of assets	-	3,613	-	-
Disposals	-	1,235	875	1,219
Impairment	-	(26)	-	-
Translations adjustments	(1)	(5,101)	(135)	(1,847)
Balance at March 31, 2023	(38,599)	(962,635)	(72,906)	(835,040)
Balance at January 1, 2024	(47,180)	(936,874)	(84,281)	(873,645)
Depreciation / amortization	(966)	(8,459)	(4,195)	(31,257)
Sale of assets	-	1,814	-	-
Disposals	-	1,005	-	-
Reclassifications	-	70	(456)	23,711
Translations adjustments	-	6,755	2	2,556
Balance at March 31, 2024	(48,146)	(935,689)	(88,930)	(878,635)

Carrying amounts
At January 1, 2023	61,924	284,465	50,207	787,336
At March 31, 2023	60,961	285,828	47,554	803,895
At January 1, 2024	58,260	307,165	36,295	752,456
At March 31, 2024	57,345	306,021	32,677	725,139

A.	Investment property, property, plant and equipment and right-of-use assets

As of March 31, 2024, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, works in progress and other equipment for a total of S/6.8 million. Likewise, additions in the engineering and construction segment, for machinery, other equipment and furniture and fixtures for S/3 million; and additions in the infrastructure and real estate segment for S/0.2 million (As of March 31, 2023, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, works in progress and other assets totaling S/10.5 million. Also, additions in the engineering and construction segment, for other equipment and machinery for S/1.2 million).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

As of March 31, 2024, additions to right-of-use assets correspond to the price adjustment to the Company’s property lease agreement for S/0.5 million (as of March 31, 2023, it corresponds to the price adjustment to the Company’s property lease agreement for S/1.7 million).

For the period ended March 31, 2023 and 2024, depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the interim condensed consolidated statement of income as follows:

In thousands of soles	2023	2024

Cost of sale of goods and services (Note 24)	14,677	10,631
Administrative expenses (Note 24)	3,259	2,989
Total depreciation	17,936	13,620
(-) Depreciation related to investment property	(965)	(966)
(-) Depreciation related to right-of-use assets	(4,358)	(4,195)
Total depreciation of property, plant and equipment	12,613	8,459

B.	Intangible assets

As of March 31, 2024, the additions correspond mainly to the energy segment for investments in the preparation of wells and other assets for a total of S/6.6 million and additions in the infrastructure segment for investments in concessions for a total of S/1.7 million (As of March 31, 2023, the additions correspond mainly to investments in the preparation of wells and other assets of the energy segment for S/46.2 million).

For the period ended March 31, 2023 and 2024, the breakdown of intangible amortization included in the consolidated statement of income is as follows:

In thousands of soles	2023	2024
Cost of sale of goods and services (note 24)	34,296	29,709
Administrative expenses (note 24)	990	1,548
Total amortization	35,286	31,257

Goodwill

Management reviews businesses results based on the type of economic activity developed. The cash-generating units are distributed in the following segments:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Engineering and construction	35,158	35,049
Electromechanical	20,736	20,735
	55,894	55,784

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

16.	Borrowings

This caption comprises the following:

				Current		Non-current
				As of	As of	As of	As of
	Date of	Interest		December 31,	March 31,	December 31,	March 31,
In thousands of soles	maturity	rate	Curency	2023	2024	2023	2024
Bank loans
Bridge loan (a)	2024	Term SOFR 3M + de 9.75% a 11.25%	USD	379,928	381,320	-	-
Banco de Credito del Peru S.A. (b)	2029	6.04% / 10.58%	USD	26,361	25,097	68,994	70,536
BD Capital SAF (b)	2026	7.68%	USD	6,977	6,980	13,664	11,982
Banco Interamericano de Desarrollo (c)	2032	7.84%	USD	744	2,213	73,058	71,776
Banco de Credito del Peru S.A. (d)	2024	10.00%	USD	29,628	28,334	-	-
Banco de Credito del Peru S.A.	2024	12.50%	PEN	8,024	8,029	-	-
Banco BBVA Peru S.A.	2024	7.94%	USD	1,486	1,490	-	-
Bancolombia S.A.	2025	12.96% / 17.96%	COP	16,209	15,146	-	-
Banco de Bogota	2025	15.72% / 19.88%	COP	3	1,623	-	-
Other financial entities
BCI Management Administradora General de Fondos S.A. (e)	2027	10.45%	USD	18,401	20,101	122,214	117,388
Others	2025	10.60% / 13.54%	PEN / CLP	14,159	14,395	295	-
Right-of-use-liabilities	2027	5.40% / 22.66%	USD	14,109	13,280	28,453	25,436
				516,029	518,008	306,678	297,118

(a)	On March 17, 2022, the Company entered into a bridge loan agreement for up to US$120 million, with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of eighteen (18) months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in UNNA Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received a bridge loan for up to US$120 million.

On October 5, 2023 and December 27, 2023, payments of US$8 million (equivalent to S/29.1 million) and US$12 million (equivalent to S/43.6 million), respectively, were made. Additionally, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$100 million for a period of twelve months.

As of March 31, 2024, the amount of the loan is S/381.3 million (as of December 31, 2023, S/ 379.9 million), which includes capital of S/ 372.1 million, plus interest and net deferred charges of S/9.2 million (as of December 31, 2023, S/371.3 million and S/8.6 million, respectively).

As of December 31, 2023 and March 31, 2024, the Company has complied with the covenants established in the loan agreement.

(b)	Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary UNNA Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

As of March 31, 2024, the amount recorded for the loans equivalent to the 50% interest held by the subsidiary UNNA Energia S.A. is S/114.6 million, which includes principal plus interest and net deferred charges (S/116 million as of 31 December 2023).

As of December 31, 2023 and as of March 31, 2024, TP is in compliance with the covenants established in the loan agreement.

(c)	In December 2022, Viva Negocio Inmobiliario S.A.C. signed a loan agreement with the Banco Interamericano de Desarrollo, for ten (10) years and with two (2) years grace period for principal amortization, for the purpose of building social housing. The loan was fully disbursed in January 2023, for US$20 million, equivalent to S/72.2 million. As of March 31, 2024, the total debt amounts to US$20 million, equivalent to S/74 million (US$20.2 million, equivalent to S/73.8 million, as of December 31, 2023), which includes principal of S/74.4 million, plus interest of S/0.7 million and the negative effect of deferred charges of S/1.1 million (S/74.3 million, S/0.7 million and S/1.2 million, respectively, at December 31, 2023).

As of December 31, 2023 and March 31, 2024, Viva Negocio Inmobiliario S.A.C. has on guarantees or covenants for these loans.

(d)	On February 15, 2023, and May 15, 2023, the Ministry of Agrarian Development and Irrigation - MIDAGRI executed the bank guarantee letter for a total amount of US$ 9.5 million that had been issued by the Company on behalf of Concesionaria Chavimochic S.A.C. as a guarantee under the Concession contract. As a result, the Company entered into a short-term loan with Banco de Credito de Peru. The balance of the loan at March 31, 2024 is US$7.5 million, equivalent to S/28.3 million, which includes principal of S/27.8 million, plus interest of S/0.5 million (US$7.9 million, equivalent to S/29.6 million, at December 31, 2023).

(e)	On May 29, 2018, the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) came into an investment agreement whith the intervention of Fondo de Inversiones BCI NV (“BCI Fund”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) to monetize future dividends from Red Vial 5 S.A. to the Company. Upon the signature of this agreement, the Company had to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its B class shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially incorporated for such purposes called Inversiones en Autopistas S.A. The amount of the transaction was US$ 42.3 million (equivalent to S/ 138 million) and was completed on June 11, 2018.

In addition, it has been agreed that the Company would have purchase options on 48.8% of Red Vial 5 S.A. economic rights that BCI Peru will maintain through its interest in Inversiones en Autopistas S.A. These options would be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the proceeds of BCI Fund (according to different economic calculations) and/or to control changes.

As of March 31, 2024, the loan balance payable amounts to US$36.9 million, equivalent to S/137.5 million (as of December 31, 2023, US$37.9 million, equivalent to S/140.6 million) and includes the positive effect of the present value of S/1.9 million (as of December 31, 2023, the negative effect of the present value of S/2.4 million). Accrued interest amounts to S/2 million (in the same period of 2023, S/2.1 million).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

(f)	The carrying amount and fair value of borrowings are detailed as follows:

	Carrying amount		Fair value
	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2023	2024	2023	2024

Bank loans	625,076	624,526	616,120	616,463
Other financial entities	155,069	151,884	155,069	151,884
Lease liability for right-of-use asset	42,562	38,716	43,078	38,949
	822,707	815,126	814,267	807,296

As of March 31, 2024, the fair value is based on cash flows discounted using debt rates between 4.5% and 23.3% (between 4.7% and 22.7% as of December 31, 2023) and are included as Level 2 in the level of measurement.

17.	Bonds

This caption comprised the following:

				Current		Non-current
				As of	As of	As of	As of
	Date of	Interest		December 31,	March 31,	December 31,	March 31,
In thousands of soles	maturity	rate	Currency	2023	2024	2023	2024

Corporate bonds - Regulation S issued on the United States of America (a)	2039	4.75% + Ajuste VAC	PEN	28,558	29,046	599,803	598,546
Corporate Bonds - Lima Stock Exchange issued on Peru (b)	2027	8.38%	PEN	49,369	49,377	130,750	119,047
Private bonds (c)	2027	8.50%	USD	3,611	3,923	10,834	10,857
				81,538	82,346	741,387	728,450

(a)	In February 2015, the subsidiary Tren Urbano de Lima S.A. issued international corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted at Constant Update Value) for an amount of S/ 629 million. The bonds have a risk rating of AA+.

These bonds include the following collateral: (i) mortgage on the concession of which Tren Urbano de Lima S.A. is the concessionaire, (ii) security interest on the shares of the Concessionaire, (iii) assignment of the Collection Rights of the Administration Trust, and (iv) a Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and ongoing Capex. Issuance costs amounted to S/22 million. As of March 31, 2024, a principal repayment of S/6.5 million (S/6.4 million in 2023) has been made.

As of March 31, 2024 an accumulated amortization amounting to S/159.3 million (S/152.8 million as of December 31, 2023) was made.

As of March 31, 2024 the balance includes VAC adjustments and interest payable for S/149.8 million (S/146.1 million as of December 31, 2023).

For the periods ended March 31, 2023 and 2024, the movement of this account is as follows:

In thousands of soles	2023	2024

Balance at January, 1	629,956	628,361
Amortization	(6,375)	(6,490)
Accrued interest	14,101	13,884
Interest paid	(8,204)	(8,163)
Balance at March, 31	629,478	627,592

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

As of December 31, 2023 and as of March 31, 2024, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of March 31, 2024, the fair value amounts to S/627.5 million (S/628.4 million, as of December 31, 2023), is based on discounted cash flows using a rate of 4.6% (4.9% as of December 31, 2023) and corresponds to level 2 of the fair value hierarchy.

(b)	Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The bonds are rated AA+.

According to the terms of the bond issuance agreement, this financing is secured by: (i) a trust of flows from the collection rights and flows derived from the Concession, except for flows corresponding to the Remuneration and the Regulation Fee; (ii) a mortgage on the concession of which Red Vial 5 S.A. is the concessionaire; (iii) movable guarantees on shares; (iv) assignment of rights on the bank letter of guarantee and any other guarantee granted in the Construction Agreement; and (v) in general, all those additional guarantees granted in favor of the secured creditors if applicable.

The purpose of the granted funds was to finance the construction works of the second phase of Red Vial 5 and sales tax related to the execution of project expenses.

For the periods ended March 31, 2023 and 2024, the movement of this account is the following:

In thousands of soles	2023	2024

Balance at January, 1	218,684	180,119
Amortization	(9,568)	(11,574)
Accrued interest	4,396	3,602
Interest paid	(4,525)	(3,723)
Balance at March, 31	208,987	168,424

As of December 31, 2023 and as of March 31, 2024, Red Vial 5 S.A. complied with the respective covenants.

As of March 31, 2024, the fair value amounts to S/172.5 million (as of December 31, 2023, S/184.6 million), is based on discounted cash flows using an annual effective interest rate 8.1% as of December 31, 2023 and as of March 31, 2024 and is within level 2 of the fair value hierarchy.

(c)	At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, for US$7.8 million (equivalent to S/25.9 million), which were issued to be exchanged for a previously incurred commercial debt.

For the periods ended March 31, 2023, and 2024 the movement of this account is the following:

In thousands of soles	2023	2024

Balance at January, 1	21,273	14,445
Amortization	(1,851)	-
Exchange difference	(282)	22
Accrued interest	393	313
Interest paid	(865)	-
Balance at March, 31	18,668	14,780

As of March 31, 2024, the fair value amounts to S/13.6 million (S/13.6 million as of December 31, 2023), is based on discounted cash flows using a rate of 13.9% (12% as of December 31, 2023) and is within level 2 of the fair value hierarchy.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

18.	Trade Accounts Payable

This item comprises:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Invoices payable	571,438	478,305
Provision of contract costs	592,254	570,075
Notes payable	4,575	742
	1,168,267	1,049,122

Current portion	1,164,266	1,046,827
Non-current portion	4,001	2,295
	1,168,267	1,049,122

The breakdown of the balance of goods and services received but not invoiced by subsidiaries is as follows:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Cumbra Peru S.A.	475,159	457,124
UNNA Transporte S.A.C.	23,746	33,799
UNNA Energia S.A.	28,321	28,677
Cumbra Ingenieria S.A.	17,081	16,714
Viva Negocio Inmobiliario S.A.	13,192	13,020
Tren Urbano de Lima S.A.	20,902	10,468
AENZA S.A.A.	9,477	6,953
Aenza Servicios Corporativos S.A.C.	2,206	1,808
Red Vial 5 S.A.	1,151	930
Others	1,019	582
	592,254	570,075

19.	Other Accounts Payable

This caption is comprised by the following:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Civil compensation to Peruvian Government (a)	469,839	473,618
Advances received from customers (b)	241,469	238,113
Taxes payable	158,132	186,034
Salaries and other payable to personnel	92,196	83,165
Arbitration payable	68,082	69,529
Accounts payable Consorcio Ductos del Sur	16,729	14,963
Guarantee deposits	24,570	24,820
Acquisition of additional non-controlling interest	6,944	7,134
Royalties payable	9,164	19,206
Other accounts payable	31,014	23,017
	1,118,139	1,139,599

Current portion	608,828	633,294
Non-current portion	509,311	506,305
	1,118,139	1,139,599

(a)	Corresponds to the indemnification in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and the projects associated with the “Construction Club”. As indicated in note 1.C), on September 15, 2022, the collaboration and benefits agreement was signed, whereby AENZA acknowledges that it was used by some of its former directors to commit illegal acts until 2016 and consequently undertakes to pay civil reparations to the State for S/333.3 million and US$40.7 million. The civil reparation is subject to a payment term of 12 years, under a legal interest rate in Soles 3.34% and U.S. dollars 2%; also the Company is obliged to establish a guarantee package after the Homologation formed through (i) a trust including shares issued by a subsidiary of AENZA (ii) a property belonging to the Company; and (iii) an escrow account with funds equivalent to the annual fee for the following year. Among other conditions, the Agreement includes a restriction for AENZA and the subsidiaries Cumbra Peru S.A. and UNNA Transporte S.A.C. to participate in road construction and maintenance projects with the Peruvian State for a period of two (2) years form the homologation of the Agreement.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

On December 27, 2023, the initial installment of the Civil Redress was paid to the Peruvian State for S/10.3 million and US$1.2 million. As of March 31, 2024, the balance including interest amounts to S/325.8 million and US$39.7 million, totaling S/473.6 million (As of December 31, 2023, S/323 million and US$39.5 million, totaling S/469.8 million).

(b)	Advances received from customers correspond mainly of the engineering and construction and real estate segments; and are discounted from the invoicing made in accordance with the terms of the agreements.

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024

Cumbra Peru S.A. - Jorge Chavez Airport	93,792	84,456
Viva Negocio Inmobiliario S.A.C. - Real estate projects	73,626	72,096
Cumbra Peru S.A. - San Gabriel - Buenaventura Project	35,923	37,855
Cumbra Peru S.A. - C. Comercial Parque Arauco La Molina	21,448	26,893
Proyecto Especial de Infraestructura de Transporte Nacional	12,454	11,786
Vial y Vives - DSD S.A. - Minera Spence	2,483	2,444
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	769	770
Vial y Vives - DSD S.A. - Refineria ENAP	297	-
Others	677	1,813
	241,469	238,113

Current	241,308	237,994
Non-current	161	119
	241,469	238,113

The fair value of current accounts is approximate to their book value due to short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

20.	Other Provisions

The balance of this caption as of December 31, 2023 and March 31, 2024 is as follows:

	As of	As of
	December 31,	March 31,
In thousands of soles	2023	2024
Legal claims	91,530	95,580
Tax claims	59,362	59,794
Provision for well closure	64,261	64,471
	215,153	219,845

Current portion	117,086	117,997
Non-current portion	98,067	101,848
	215,153	219,845

For the periods ended March 31, 2023 and 2024, the changes in this caption are as follows:

			Provision
	Legal	Tax	for well
In thousands of soles	claims	claims	closure	Total

As of January 1, 2023	580,215	53,578	68,160	701,953
Additions	5,928	-	127	6,055
Present value	244	-	1,606	1,850
Reversals of provisions	(1,285)	(1,638)	(548)	(3,471)
Payments	(3,188)	-	(38)	(3,226)
Translation adjustments / Exchange difference	(2,212)	-	(355)	(2,567)
As of December 31, 2023	579,702	51,940	68,952	700,594

As of January 1, 2024	91,529	59,363	64,261	215,153
Additions	5,196	432	49	5,677
Present value	90	-	950	1,040
Reversals of provisions	(569)	-	-	(569)
Reclasification	-	-	(148)	(148)
Payments	(572)	-	(673)	(1,245)
Translation adjustments / Exchange difference	(94)	(1)	32	(63)
As of March 31, 2024	95,580	59,794	64,471	219,845

As of March 31, 2024, the provisions held by the Corporation are substantially the same as of December 31, 2023.

21.	Capital

On December 27, 2023, the Company issued 174,984,912 new common shares, at a price per share of S/0.4971, increasing the Company’s capital stock from S/1,196,979,979 to S/1,371,964,891. The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the Private Offering. A placement loss of S/87,999,912 was determined, equivalent to the difference between the nominal value of the new common shares issued and the total amount paid. On February 1, 2024, the capital increase was registered in the Company’s registry.

On October 31, 2023, the Board of Directors of AENZA approve to initiate the delisting process of shares, represented by American Depositary Securities (ADSs), on the New York Stock Exchange (NYSE), and the deregistration process of such instruments with the Securities and Exchange Commission of the United States of America (SEC) and the termination of the ADS Programme. On December 7, 2023 was the last trading day of the ADSs on the NYSE. As of December 31, 2023, a total of 70,312,080 shares were represented by ADSs, equivalent to 4,687,472 ADSs at a ratio of 15 shares per ADS. As of March 31, 2024, there were no shares represented in ADSs.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

22.	Deferred Income Tax

The changes in deferred income taxes are as follows:

	As of	As of
	March 31,	March 31,
In thousands of soles	2023	2024
Balance as of January 1	167,330	67,069
Debit (credit) to income statement (note 27)	3,631	12,850
Other movements	4,369	(3,152)
Final Balance	175,330	76,767

23.	Revenue from Contracts with Customers

The corporation’s income is derived principally from the following:

	As of	As of
	March 31,	March 31,
In thousands of soles	2023	2024

Construction activities	448,643	545,983
Services provided	256,580	278,634
Sale of real estate and goods	144,915	172,668
Revenue from contracts with customers	850,138	997,285

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

A.	Revenues from contracts with customers are mainly broken down by the following periods:

For the three-month period ended March 31,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Primary geographical markets
Peru	232,077	336,481	164,876	172,375	170,050	198,021	17,650	43,821	5,502	6,180	590,155	756,878
Chile	165,471	56,206	-	-	-	-	-	-	-	-	165,471	56,206
Colombia	94,512	184,201	-	-	-	-	-	-	-	-	94,512	184,201
	492,060	576,888	164,876	172,375	170,050	198,021	17,650	43,821	5,502	6,180	850,138	997,285
Major products/ service lines
Construction activities	448,643	545,983	-	-	-	-	-	-	-	-	448,643	545,983
Engineering services	43,417	30,905	-	-	-	-	-	-	-	-	43,417	30,905
Oil and gas extraction, storage and dispatching services	-	-	36,499	42,353	-	-	-	-	-	-	36,499	42,353
Transportation services	-	-	-	-	101,573	101,664	-	-	-	-	101,573	101,664
Road concession services	-	-	-	-	67,214	95,096	-	-	-	-	67,214	95,096
Water treatment service	-	-	-	-	1,263	1,261	-	-	-	-	1,263	1,261
Property rental	-	-	-	-	-	-	1,112	1,175	-	-	1,112	1,175
Parent company services and others	-	-	-	-	-	-	-	-	5,502	6,180	5,502	6,180
Sale of real estate and lots	-	-	-	-	-	-	16,538	42,646	-	-	16,538	42,646
Sale of oil and gas	-	-	128,377	130,022	-	-	-	-	-	-	128,377	130,022
	492,060	576,888	164,876	172,375	170,050	198,021	17,650	43,821	5,502	6,180	850,138	997,285
Timing of revenue recognition
Transferred at a point in time	-	-	164,876	172,375	-	-	17,650	43,821	5,502	6,180	188,028	222,376
Transferred over time	492,060	576,888	-	-	170,050	198,021	-	-	-	-	662,110	774,909
	492,060	576,888	164,876	172,375	170,050	198,021	17,650	43,821	5,502	6,180	850,138	997,285
Revenue from contracts with customers	492,060	576,888	164,876	172,375	170,050	198,021	17,650	43,821	5,502	6,180	850,138	997,285

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

B.	Balances of contract assets and liabilities is mainly comprised of:

		As of	As of
		December 31,	March 31,
In thousands of soles	Note	2023	2024

Receivables	10.a	204,167	344,253
Unbilled receivables	10.b and c	1,626,605	1,567,364
Guarantee deposits	12.b	163,740	161,081
Advances received from customers	19.b	(241,469)	(238,113)

Contract assets primarily relate to rights to consideration for work performed, but not billed at the reporting date. Contract liabilities relate primarily to advance consideration received from customers for which revenue is recognized over time.

The following is a detail of the movement of contract liabilities:

	As of	As of
	March 31,	March 31,
In thousands of soles	2023	2024

Initial balance	365,730	241,456
Advances received from customers	103,793	89,196
Compensation of customer advances	(91,066)	(92,539)
Final Balance	378,457	238,113

Revenue from contract liabilities recognized as of March 31, 2024, is S/92.5 million (S/91.1 million as of March 31, 2023).

24.	Expenses by Nature

For the periods ended March 31, 2023 and 2024, this caption comprises the following:

		Cost
		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total
2023
Salaries, wages and fringe benefits		256,077	29,163	285,240
Services provided by third-parties		258,545	9,435	267,980
Purchase of goods		110,343	-	110,343
Other management charges		89,619	2,792	92,411
Depreciation	15.a	14,677	3,259	17,936
Amortization	15.b	34,296	990	35,286
Impairment of accounts receivable		385	-	385
Taxes		5,274	224	5,498
		769,216	45,863	815,079

2024
Salaries, wages and fringe benefits		189,363	30,137	219,500
Services provided by third-parties		312,493	11,823	324,316
Purchase of goods		220,604	-	220,604
Other management charges		97,511	2,996	100,507
Depreciation	15.a	10,631	2,989	13,620
Amortization	15.b	29,709	1,548	31,257
Recovery Impairment of accounts receivable		119	-	119
Taxes		8,856	280	9,136
		869,286	49,773	919,059

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

25.	Other Income and Expenses, Net

For the periods ended March 31, 2023, and 2024, this item comprises:

In thousands of soles	2023	2024
Other income:
Insurance compensation	2,662	24
Sale of assets and intangibles	1,043	716
Recovery of provisions and impairments	1,343	346
Penalty income	159	465
Supplier debt forgiveness	145	-
Others	1,138	1,222
	6,490	2,773

Other expenses:
Administrative sanctions and legal processes	4,848	3,266
Net cost of fixed assets disposal	623	229
Disposal of property, plant and equipment	202	14
Others	384	294
	6,057	3,803
Other income and expenses, net	433	(1,030)

26.	Financial Income and Expenses

A.	Financial Income and Expenses

For the periods ended March 31, 2023 and 2024, this caption comprises the following:

In thousands of soles	2023	2024

Financial income:
Interest on short-term bank deposits	6,419	7,309
Exchange difference gain, net (note 4.A.a.i)	11,296	-
Others	317	240
	18,032	7,549

Financial expenses:
Interest expense on:
- Bank loans	21,371	23,266
- Bonds	4,789	3,915
- Loans from third parties	2,831	5,310
- Financial lease right-of-use	1,308	911
Commissions and collaterals	4,782	5,442
Interests from Tax Administration	3,066	3,718
Exchange difference loss, net (note 4.A.a.i)	-	15,483
Other financial expenses	3,665	2,313
	41,812	60,358

B.	Interest for present value of financial asset or liability

For the periods ended March 31, 2023, and 2024 comprises:

In thousands of soles	2023	2024

Interest income for present value of financial asset or liability (a)	17,639	1,014
Interest expenses for present value of financial asset or liability	(3,833)	(3,319)
	13,806	(2,305)

a)	For the three months ended March 31, 2024, the gain corresponds mainly to the adjustment of the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/14.6 million, due to the decrease in the discount rate from 5.86% to 5.14%.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

27.	Income Tax

A. For the periods ended March 31, 2023 and 2024, the income tax expense shown in the consolidated statement of profit comprises:

In thousands of soles	2023	2024

Current income tax	36,012	35,275
Deferred income tax	(3,631)	(12,850)
Income tax expense	32,381	22,425

B. For the periods ended March 31, 2023 and 2024, the Corporation’s income tax differs from the notional amount that would result from applying the Corporation’s weighted average corporate income tax rate to consolidated pretax income as follows:

In thousands of soles	2023	2024

Profit before income tax	26,382	22,890
Income tax by applying local applicable tax
rates on profit generated in the respective countries	8,240	5,793
Tax effect on:
- Non-deductible expenses	2,110	10,748
- Unrecognized deferred income tax asset	19,011	3,975
- Equity method (profit) loss	(255)	(238)
- Change in prior years estimations	3,275	2,147
Income tax	32,381	22,425

28.	Contingencies, Commitments and Guarantees

Under Management’s opinion and of its legal advisors, provisions recognized mainly for civil lawsuits, labor disputes, tax claims, contentious and administrative processes are sufficient to cover the results of these probable contingencies (note 20), and the balance of possible contingencies is S/484.1 million (S/482.3 million as of December 31, 2023).

As of March 31, 2024, the Corporation maintains guarantees and letters of credit in force in several financial entities guaranteeing operations for US$549 million (US$538.3 million, as of December 31, 2023).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

29.	Non-Controlling Interests

The following table summarizes information regarding each of the Corporation’s subsidiaries that have significant noncontrolling interests, prior to any intragroup elimination. any intragroup elimination.

As of March 31, 2023	VIVA Negocio inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	488,441	104,356	337,021	132,217	238,844	1,189,532	300
Non-current assets	187,382	320,312	718,201	11,960	685,059	856,620	13,368
Current liabilities	(214,713)	(87,489)	(122,086)	(105,747)	(247,732)	(1,629,786)	(85)
Non-current liabilities	(76,258)	(173,296)	(697,074)	(1,768)	(212,920)	(134,816)	(7,747)
Net assets	384,852	163,883	236,062	36,662	463,251	281,550	5,836
Net assets atributable to non-controlling interest	107,435	54,081	59,016	33,424	3,879	1,912	3,120	(123)	(1,713)	261,031
Revenues	17,775	238,043	388,811	224,216	633,792	2,454,982	-
Profit of the period	312	44,119	69,250	(10,038)	63,890	(137,455)	-
Other comprehensive income	-	-	-	(30)	-	(660)	-	1,184	-	494
Total comprehensive income for the period	312	44,119	69,250	(10,068)	63,890	(138,115)	-
Profit (loss) of the period, allocated to non-controlling interest	1,396	2,905	4,946	536	1,972	(378)	4	(138)	146	11,389
Other comprehensive income, allocated to non-controlling interest	-	-	-	(3)	-	(853)	-	-	-	(856)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

As of March 31, 2024	VIVA Negocio inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.47%	53.45%
Current assets	405,623	108,940	307,597	120,907	275,965	1,300,773	298
Non-current assets	175,934	237,581	769,119	6,855	669,322	788,363	13,368
Current liabilities	(129,768)	(64,906)	(142,163)	(97,712)	(272,468)	(1,410,465)	(52)
Non-current liabilities	(71,776)	(124,278)	(696,788)	(167)	(197,053)	(132,312)	(7,741)
Net assets	380,013	157,337	237,765	29,883	475,766	546,359	5,873
Net assets atributable to non-controlling interest	87,873	51,921	59,441	3,154	33,828	2,270	3,139	(113)	(1,950)	239,563
Revenues	43,900	60,696	102,218	30,905	172,375	550,123	-
Profit of the period	6,965	13,245	20,860	1,242	18,974	(41,123)	(2)
Other comprehensive income	-	-	-	6,489	-	(25)	-	(1,880)	-	4,584
Total comprehensive income for the period	6,965	13,245	20,860	7,731	18,974	(41,148)	(2)
Profit (loss) of the period, allocated to non-controlling interest	4,766	4,371	5,215	132	1,910	(393)	(1)	(37)	42	16,005
Other comprehensive income, allocated to non-controlling interest	-	-	-	(3)	-	42	-	-	-	39

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and March 31, 2024

30.	Dividends

In compliance with certain covenants applicable as of to this date produced by agreements subscribed by the Corporation, the Company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future.

Additionally, the Collaboration and Benefits Agreement does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in note 1.C has been paid.

For the period ended March 31, 2024, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/2.6 million (as of March 31, 2023, the subsidiaries paid S/24.8 million to its non-controlled interests).

31.	Gain (Loss) per Share

The basic (loss) gain per common share has been calculated by dividing the loss of the period attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that period.

For the periods ended March 31, 2023 and 2024, the basic loss per common share is as follows:

In thousands of soles		2023	2024
Loss attributable to owners of the Company during the period		(17,388)	(15,540)
Weighted average number of shares in issue at S/1.00 each, at March 31,		1,196,979,979	1,371,964,891
Basic loss per share (in S/)	(*)	(0.015)	(0.011)
Weighted average number of shares (diluted) in issue at S/1.00 each, at March 31,		1,196,979,979	1,371,964,891
Diluted loss per share (in S/)	(*)	(0.015)	(0.011)

(*)	The Corporation does not have common shares with dilutive effects as of March 31, 2023 and 2024.

32.	Events after the date of the interim condensed financial statement

Between April 1, 2024 and the date of issuance of this report, the following significant event has occurred:

Issuance of International Bonds

On April 17, 2024, the Company launched an offering of new bonds in the international markets in reliance of Rule 144A and Regulation S under the Securities Act. On May 10, 2024, the new bonds were priced for a principal amount of US$210 million and a coupon of 12.000%. The new bonds were issued on May 14, 2024. The Company expects to use the proceeds of this offering to pay outstanding debt and other corporate purposes.

In addition to these events, no additional material facts or events have occurred that would require adjustments or disclosures in the consolidated financial statements as of March 31, 2024.

Consolidated Results Report 1Q2024 May 15, 2024

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 1Q2024 This management discussion and analysis (MD&A) should be used in combination with the fi - nancial statements for the fourth quarter 2023 (4Q 2023). The aforementioned financial statements can be downloaded from our website: https://investorrelations.aenza.com.pe/reportes/estados - financieros/consolidados Financial results include adjustments to the revenue and cost recognition methodology in the subsidiaries of the Engineering & Construction business unit . As of December 31 , 2023 , the Com - pany recognized service revenue from construction contracts on a percentage - of - completion ba - sis in accordance with the product method ; however, given the current terms of customer con - tracts awarded beginning in 2024 , management believes that the method that best reflects and measures the transfer of control of goods and services to its customers and full satisfaction of the performance obligation is the recourse method . Therefore, beginning in 2024 , the Company applies the recourse method to measure the progress of all of its contractual performance obli - gations being satisfied over time . Page 2

Consolidated Results Report - Third Quarter of 2014 1. Page 3 Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions; 2. Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U . S . Foreign Corrupt Practices Act, other applicable anti - corruption rules and regulations, and Anti - Money Laundering standards, supported by the redesign and implementation of new committee structures . 3. Strengthening the company’s corporate governance structure with best practices, including changes to the organization of our Board of Direc - tors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company’s commit - ment to the highest corporate governance standards ; 4. Execution of our proposed corporate reorganization, which involves the creation of two holding companies, one of which will be a regional infra - structure development platform . At the same time, we will continue to seek opportunities to complement our portfolio and strengthen our mar - ket position, with the goal of becoming a leading concession management company in the region ; and 5. Continue ongoing discussions with the Peruvian government on new projects associated with Line 1 and Norvial. Consolidated Results Report - 1Q2024 Strategy Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms . Considering the high entry barriers that the infrastructure business entails, the company’s plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties . We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects . In addition, as part of our strategy for the next years, we will also enhance our other business units. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara. Our Real Estate business will seek to grow in the affordable housing sector. Finally, our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership. Our strategy for the next years is to focus on the following initiatives:

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 1Q2024 Relevant Information On March 27, 2024, the Annual Shareholders' Meeting of AENZA S.A.A. approved the following agenda items: i) Approval of the Annual Report, the Annual Corporate Governance Report, the Sustainability Report, and the Audited Separate and Consoli - dated FFSS for Fiscal Year 2023. ii) Application of Results for Fiscal Year 2023. iii) Increase of the maximum amount of the Corporate Bond up to US$420,000,000. iv) Delegation of powers to formalize agreements. On April 17, 2024, we received the rating report issued by Moody's Investors Service, Inc. (B1 positive outlook) and the press release issued by Fitch Ratings Ltd (BB - stable outlook) regarding the rating issued by such firm, with respect to a potential future issuance of corporate bonds. On April 26 , 2024 , Costa del Sol S . A . and Consorcio Inti Punku - formed by Sacyr Construcción S . A . , Sucursal del Perú and Sacyr Construcción Perú S . A . C . and Cumbra Perú S . A . - signed the “Contract for the construction of two Costa del Sol hotels at Jorge Chavez International Airport” . The purpose of the contract is the construction of the hotel real estate project of Costa del Sol S . A . within the Jorge Chavez International Airport, as a complement to the New Terminal, which in its entirety will occupy a land area of 4 , 967 m 2 for the development of an Upper Upscale Hotel with 5 - star category, and a Limited Services Hotel with 3 - star category . The amount of the contract in a first stage, for the Upper Upscale Hotel, amounts to US $ 24 , 189 , 020 . 00 (without VAT) and the execution term is 13 . 5 months referentially ; and, the amount and term for the second stage for the Limited Services Hotel will be agreed once the first stage is concluded . On May 13 , 2024 , we filed a Form 20 - F with the SEC, which contains the company's annual report for the year 2023 . On May 14 , 2024 , a private issuance of corporate bonds was made in the international market under Rule 144 A and Regulation Sof the U . S . Secu - rities Act of 1933 , as amended . The proceeds from the issuance of the Notes will be used to repay financial obligations, pay transaction costs, finance the Company's organic and inorganic growth and for other specific corporate uses . The Notes have the following terms and conditions: Name: US$210,000,000 12.000% Senior Notes due 2029 Amount of the issue: US$210,000,000,000 Date of issuance (settlement): May 14, 2024 Maturity date: May 14, 2029 Issue price: 90.002% of issue amount Interest rate: 12.000% per annum Issue regime: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended. Listing: the Company will apply for registration of the Notes with the Singapore Exchange Securities Trading Limited (“SGX - ST”). Page 4

AENZA

Consolidated Results Report - 1Q2024

Executive Summary

As of 1Q2024, our projects are developing in a normalized manner. The Energy is developing the 2nd drilling campaign of Block III and the 7th drilling campaign of Block IV. Also, with the objective of becoming a leading infrastructure management platform in the region, the following key milestone was approved at the Annual Shareholders' Meeting:

<u>Corporate Reorganization:</u> The Reorganization will consolidate the company's businesses according to their nature, capabilities and risks. Two holding companies will be established within the corporation: UNNA, which will consolidate infrastructure concessions and energy operations; and CUMBRA, which will group engineering and construction subsidiaries. These entities, together with the current real estate development company, VIVA, will complete the company's portfolio, clearly defining its direction and strength in the market.

	Subsidiaries	% Revenues from AENZA (Consolidated)	Adj. EBITDA Margin	Type of Service	Term	% AENZA
Infrastructure	Norvial	5.6%	58.4%	Concessionaire of Red Vial 5 Highway	2003-2028	67% (i)
	Survial	2.7%	4.6%	Concessionaire of Nazca-Cuzco Highway	2007-2032	100.00%
	Canchaque	0.4%	27.0%	Concessionaire of the Bs As-Canchaque Highway	2006-2025	100.00%
	UNNA Transporte	7.0%	5.3%	Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro.	-	100.00%
	Línea 1	9.5%	48.8%	Line 1 of the Lima Metro: Concessionaire of Line 1	2011-2041	75.00%
	La Chira	0.1%	46.6%	La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima	2010-2037	50.00%
Energy	UNNA Energía	16.0%	33.0%	95% (consolidated)		
	Upstream Services	10.5%	29.9%	Block III	2015-2045	100.00%
				Block IV	2015-2045	
				Block V	1993-2023	
	Natural Gas Plant	2.2%	35.3%	Gas Processing Plant owned by UNNA Energia since 2006		
	Storage and Distribution	2.2%	43.8%	Operation of five fuel terminals in Peru North and Central Fuel Terminals	2014-2034	50.00%
Real Estate	Viva	4.1%	28.9%	Real estate development company	-	99.54% (ii)
Engineering & Construction	Cumbra Perú	28.8%	-1.0%	Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction.	-	99.39%
	Vial y Vives	5.2%	-4.9%	E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013.	-	99.16%
	Morelco	17.1%	-9.1%	Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry.	-	100.00%
	Cumbra Ingeniería	2.9%	9.6%	Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics.	-	89.41% (iii)

(i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A.
(ii) 43.3% of the equity in Viva owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.
(iii) 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

***<u>Note</u>**: The Consolidated Results Report presents the accumulated figures as of 1Q2023 and 1Q2024. References made to "1Q2023", "1Q2024" and "First Quarter" are made to the period of three months from January 01 to March 31 of the corresponding year.*

Page 5

Consolidated Results Report - Third Quarter of 2014 QUARTERLY REVENUES (S/ MM) REVENUES BY SEGMENT as of 1Q2024 ADJUSTED EBITDA BY SEGMENT as of 1Q2024 GROSS PROFIT BY SEGMENT as of 1Q2024 QUARTERLY ADJUSTED EBITDA (S/ MM) Consolidated Results Report - 1Q2024 1Q2024 Financial Highlights x The Group achieved Revenues of S/ 997 MM during 1Q2024, 17.3% higher than the result obtained in 1Q2023 x Gross Profit amounted to S/ 128 MM in 1Q2024, a 58.2% increase compared to 1Q2023 x Consolidated Adjusted EBITDA was S/ 143 MM in 1Q2024, 31.0% higher than the result obtained 1Q2023 x A Net Loss of S/ 16 MM was registered in 1Q2024, 10.6% lower than the loss obtained in 1Q2023 x Backlog amounted to US$ 1,060 MM as of 1Q2024 and the recurrent businesses amounted to US$ 887 MM, reaching a total of US$ 1,948 MM Back - log plus recurrent businesses, equivalent to 1.62x the annual revenues 850 1,037 1,215 1,199 997 1Q 23 2Q 23 3Q 23 4Q 23 1Q 24 109 156 318 235 143 1Q 23 2Q 23 3Q 23 4Q 23 1Q 24 54% 25% 16% 4% 50% 60% 0% 10% 20% 30% Engineering & Construction Energy 40% Infrastructure Real Estate 55% 30% 11% 3% 0% 10% 20% Engineering & Construction 30% 40% Infrastructure 50% Energy 60% Real Estate - 14% 65% 40% 9% - 20% 0% Engineering & Construction 20% 40% Infrastructure 60% Energy 80% Real Estate Page 6

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 1Q2024 Consolidated Results Revenues Revenues at the end of 1 Q 2024 reached S/ . 997 . 3 MM, 17 . 3 % higher than the figure reported at the end of 1 Q 2023 . In the Engineering and Construction area, the increase in revenues was due to the higher production volume in the projects under execution, mainly in Cumbra Peru for the project with LAP for the construction of the new Jorge Chavez airport terminal and in Morelco for the Santa Monica project with Ecopetrol in Colombia . Likewise, in the Infrastructure area, the increase is main - ly explained by higher revenues in Survial and UNNA Transporte due to higher execution of works related to the El Niño Phenomenon and higher traffic in Norvial . In Real Estate, higher revenues are explained by higher units delivered of social housing and industrial lots during 1 Q 2024 and in Energy by higher revenues in the Gas Plant related to the maquila service with Petroperu . Gross Profit Consolidated Gross Profit increased 58. 2% in 1Q2024, mainly due to better margins related to: (i) in the Real Estate business to the sale of industrial lots and higher social housing deliveries in Comas, (ii) in Infrastructure to higher traffic in Norvial and lower operating costs in UNNA Transporte vs. 1 Q 2023 related to Line 1 and Survial, iii) in I&C due to higher profits recorded in Cumbra Peru in the project with LAP for the construction of the new Jorge Chavez Airport Terminal, in the San Gabriel project and in the EPC project of the Talara Refinery, and iv) in Energy due to better results in the Gas Plant related to the maquila service and to the Terminals business due to higher storage . Operational Income Administrative Expenses increased by 8.5% in 1Q2024, reaching 5.0% of revenues compared to 5.4% of revenues in 1Q2023. Other Operating Income and Expenses in 1Q2024 mainly records the adjustment of the provision for the INDECOPI fine of S/ 2.2 MM for the update of the tax unit in Cumbra Peru. As a result, Operating Income increased in 1Q2024 compared to 1Q2023, with a margin of 7.7% in 1Q2024 vs. 4.2% in 1Q2023. Financial Expenses In 2023, net Financial Expenses increased by 86.3% vs. 1Q2023, mainly due to higher interest on the bridge loan in Holding due to the increase in the interest rate and interest related to the civil repara - tion included since December 2023. The Exchange Difference is mainly explained by the dollar position of assets and liabilities and the depreciation of the currency. Net income Consolidated Net Income in 1Q2024 was S/. 15.5 MM. The net margin went from - 2.0% in 1Q2023 to 1.6% in 1Q2024. EBITDA Adjusted EBITDA in 1Q2024 increased by 31.0% compared to 1Q2023 from S/. 109.1 MM to S/. 143.0 MM. Further details on the variations in figures are described in each of the business areas shown next. CAPEX As of 1Q2024 and 1Q2023, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells in Blocks III and IV. Investments related to Line 1 for infrastructure and rolling stock spare parts are included as financial assets related to concession agreements in the cash flow from operating activities. Var % 1Q2024 1Q2023 Income Statement (Thousands of S/) 850,138 997,285 17.3% Revenues 80,922 127,999 58.2% GROSS PROFIT (45,863) (49,773) 8.5% Administrative expenses 433 (1,030) 337.9% Other income and expenses, net 35,492 77,196 117.5% OPERATIONAL INCOME (21,270) (39,631) 86.3% Financial (expense) income, net 864 808 - 6.5% Participation in Associates 11,296 (15,483) 237.1% Exchange rate difference 26,382 22,890 - 13.2% PROFIT BEFORE INCOME TAX (32,381) (22,425) - 30.7% Income tax (11,389) (16,005) - 40.5% Non - controlling interest (17,388) (15,540) 10.6% NET INCOME 89,579 122,881 37.2% EBITDA 109,116 142,978 31.0% Adjusted EBITDA 1Q2024 1Q2023 Financial Ratios 12.8% 9.5% Gross Margin 7.7% 4.2% Operating Margin - 1.6% - 2.0% Net Margin 14.3% 12.8% EBITDA Margin 1,625,922 1,788,757 Financial Liabilities 1Q2023 1Q2024 Balance Sheet (Thousands S/) 2,724,697 2,714,308 Current Assets 3,097,476 3,250,853 Non Current Assets 5,822,173 5,965,161 Total Assets 2,480,581 2,691,465 Current Liabilities 1,850,646 1,967,199 Non Current Liabilities 4,331,227 4,658,664 Total Liabilities 1,251,382 1,045,466 Equity 239,563 261,031 Minority Interests 1,490,945 1,306,497 Total Equity 5,822,173 5,965,161 Total Liabilities and Equity Var % 1Q2024 1Q2023 CAPEX (Thousands of US$) 102.5% 511 252 Infrastructure - 76.1% 3,599 15,036 Energy - 50.0% 32 65 Real Estate 47.9% 797 539 Engineering & Construction - - - Holding - 68.9% 4,939 15,892 Consolidated Page 7

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 1Q2024 Consolidated Results Backlog Consolidated Backlog (US $ 1 , 060 MM) plus the Recurrent Businesses (US $ 887 MM) amounted to a total backlog of US $ 1 , 948 MM as of 1 Q 2024 , which repre - sents a ratio of Backlog + Recurrent Businesses / Revenues of 1 . 62 years . From the total Backlog registered at the end of 1Q2024, US$ 575.6 MM will be executed during 2024, US$ 317.5 MM during 2025, and US$ 167.3 MM during 2026 onwards. From the recurrent businesses, US$ 221.7 MM in 2024, US$ 303.8 MM during 2025, and US$ 361.6 MM in 2026. The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon - Huacho - Pativilca (Norvial). For further details on the backlog, please go to the appendix page. Consolidated Backlog (US$ MM) Backlog by Type of Client 1Q2023 vs 1Q2024 Backlog by Business Segment 1Q2023 vs 1Q2024 Backlog by Sector 1Q2023 vs 1Q2024 Backlog by Geography 1Q2023 vs 1Q2024 1,400 1,290 1,116 1,152 1,060 927 890 887 2.04 905 1.95 1.73 921 1.76 1.62 0.00 0.50 1.00 1.50 2.00 2.50 0 500 1,000 1,500 2,000 2,500 1Q23 2Q23 3Q23 4Q23 1Q24 Backlog Recurrent Businesses Backlog + Recurrent Businesses/ Revenues Ratio 2,217 2,036 2,042 2,042 2,305 Engineering & Construction 29% Real Estate 2% Infrastructure 37% Energy 32% Mining Projects 7% Oil and Gas 41% Water and Sewage 0.2% Real Estate 7% Transport 43% Others 1.4% Private 30% Public 7% Concessions 63% Peru 92% Chile 2% Colombia 6% Engineering & Construction 37% Infrastructure 31% Real Estate 2% Energy 29% Mining Projects, 11% Oil and Gas, 42% Water and Sewage, 0.1% Real Estate, 3% Transport, 44% Others, 0.1% Private 35% Public 12% Concessions 54% Peru 84% Page 8 Chile 4% Colombia 11%

Consolidated Results Report - Third Quarter of 2014 Page 9 Consolidated Results Report - 1Q2024 Composition of Indebtedness Consolidated Financial Liabilities at the end of 1 Q 2024 amounted to US $ 437 . 0 MM (S/ . 1 , 625 . 9 MM) . Debt at the end of 1 Q 2024 decreased 1 . 4 % compared to the end of 2023 , mainly due to the amortization of the Norvial bond according to the payment schedule . Of the total Financial Debt, US $ 34 . 8 MM correspond to working capital, associated to the clients’ accounts receivables and leasing's for the acquisition of machinery and equipment . The amount of US $ 244 . 7 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself . US $ 7 . 6 million correspond to the debt derived from the performance bond granted to secure Concesionaria Chavimochic's obligations under the concession contract, which was executed by the Peruvian State by virtue of the arbitration ruling issued in October 2022 , which declared the caducity of the concession . Likewise, US $ 102 . 5 MM correspond to the bridge loan disbursed in April 2022 . The proceeds of this loan were used, among other corporate purposes, to execute the amortization of Cumbra's financial obligations and the final payment of the class action . On the other hand, US $ 36 . 9 MM correspond to the accounting record according to IFRS of the sale of 48 . 8 % of the shares of Norvial, which includes the transfer of political rights to AENZA, with an option to repurchase the shares . Additionally, US $ 10 . 4 MM correspond to leasings under IFRS 16 . Maturity of Financial Liabilities (US$ Thousands) Debt by Currency Debt by Business Unit Surety Bonds by Type Surety Bonds by Business Unit Surety Bonds: Consolidated surety bonds at the end of 1Q2024 amount to US$ 548.9 MM (S/. 2,042.6 MM). Engineering & Construction 79% Infraestructure 12% Real Estate 1% Energy 8% Engineering & Construction 2% Infraestructure 50% Energy 7% Norvial dividend monetization 9% Real Estate 5% Holding 27% Soles, 50.4% US Dollars, 48.4% Chilean peso, 0.1% Colombian peso, 1.1% Financial Liabilities (US$ Thousands) 1Q2024 4Q2023 3Q2023 2Q2023 1Q2023 34,790 31,215 33,314 36,515 35,849 Working Capital + Leasing 244,722 248,985 247,206 256,862 253,584 Project Finance 7,614 7,980 7,985 7,970 6,938 Corporate Debt 287,126 288,179 288,504 301,347 296,371 Total banking debt 102,478 102,324 123,963 122,979 122,127 Bridge Loan 389,604 390,503 412,467 424,325 418,498 Total financial debt 36,949 37,871 40,901 42,509 42,143 Accounting record (IFRIC) for the sale of economic rights of Norvial 10,404 14,834 16,823 16,754 14,461 Leasings (IFRS 16) 436,958 443,208 470,191 483,589 475,101 Total 161,342 61,335 114,580 99,701 Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Performance Bond 51% Advance Payment 27% Finished Works - Performance Bond 18% Others 4%

Consolidated Results Report - Third Quarter of 2014 Var % 1Q2024 1Q2023 Income Statement (Thousands of S/) 236,759 272,656 15.2% Revenues 48,494 67,417 39.0% GROSS PROFIT (8,193) (10,085) 23.1% Administrative expenses 548 321 - 41.4% Other income and expenses, net 40,849 57,653 41.1% OPERATIONAL INCOME (5,238) (3,423) - 34.7% Financial (expense) income, net - - 0.0% Participation in Associates (870) (1,267) 45.6% Exchange rate difference 34,741 52,963 52.5% PROFIT BEFORE INCOME TAX (10,204) (16,328) 60.0% Income tax (7,705) (9,544) - 23.9% Non - controlling interest 16,832 27,091 60.9% NET INCOME 56,471 73,217 29.7% EBITDA 74,848 92,551 23.7% Adjusted EBITDA 1Q2024 1Q2023 Financial Ratios Page 10 24.7% 20.5% Gross Margin 21.1% 17.3% Operating Margin 9.9% 7.1% Net Margin 33.9% 31.6% EBITDA Margin Consolidated Results Report - 1Q2024 Infrastructure Revenues Infrastructure revenues in 1 Q 2024 increased 15 . 2 % vs . 1 Q 2023 , mainly due to higher reve - nues from Survial and UNNA Transporte due to higher execution of works related to the El Niño Phenomenon (S/ . 19 . 3 MM and S/ 18 . 4 MM respectively) and from Norvial due to higher traffic . As of 1 Q 2024 , 37 % of the Infrastructure business' revenues correspond to Line 1 , 28 % to UNNA Transporte, and 22 % to Norvial . Norvial Norvial's Revenues increased 16.6% from S/. 52.0 MM in 1Q2024 to S/. 60.7 MM in 1Q2024. The increase in revenues in 1Q2024 was mainly due to higher traffic compared to 1Q2023 and higher execution of complementary works. Revenues from lightweight vehicles increased 16 . 2 % in 1 Q 2024 from S/ . 14 . 4 MM in 1 Q 2023 to S/ . 16 . 7 MM in 1 Q 2024 , with an increase of 11 . 5 % of vehicles transiting the road . Additio - nally, revenues from heavyweight traffic increased 7 . 4 % from S/ . 36 . 0 MM in 1 Q 2023 to S/ . 38 . 6 MM in 1 Q 2024 , with an increase of 4 . 5 % of vehicles transiting the road . Traffic during 1 Q 23 was affected by rains in the north of the country and road blockades in line with social protests . Line 1 of the Lima Metro Line 1 Revenues remained stable in 1Q2024 compared to 1Q2023. Revenues increased due to the increase in additional kilometers, offset by higher capital amortization applied to the Financial Liabilities 844,837 811,725 long - term account receivable that is considered in the sale by accounting standards and by the indexation of the tariff due to lower WPI (price index) . The Gross Profit from the Infrastructure area increased 39 . 0 % from S/ . 48 . 5 MM in 1 Q 2023 to S/ . 67 . 4 MM in 1 Q 2024 , reporting a gross margin of 24 . 7 % as of 1 Q 2024 . During 1 Q 2023 , the lower margin is mainly explained by higher operating costs in Line 1 related to higher maintenance and higher operating costs in UNNA Transporte mainly related to Line 1 and Survial services . Likewise, during 1 Q 2024 Norvial recorded better margins related to higher traffic . Administrative Expenses increased 23 . 1 % in 1 Q 2024 compared to 1 Q 2023 , reaching 3 . 7 % of sales compared to 3 . 5 % at the end of 1 Q 2023 . The increase was mainly due to Norvial and studies associated with the development of new businesses . Net Financial Expenses decreased 34 . 7 % in 1 Q 2024 compared to 1 Q 2023 from S/ . 5 . 2 MM to S/ . 3 . 4 MM . The decrease was mainly due to the increase of financial income in Line 1 and the reduction of financial expenses in Norvial . Net Income reached S/ . 27 . 1 MM in 1 Q 2024 , reporting an increase of 60 . 9 % compared to 1 Q 2023 . This is explained by the results described above, registering a net margin of 9 . 9% , higher than the 7 . 1 % margin of 1 Q 2023 . Adjusted EBITDA was S/ . 92 . 6 MM in 1 Q 2024 , with an EBITDA margin of 33 . 9% . Of the total EBITDA of the Infrastructure area, 54 % corresponds to Line 1 of the Lima Metro and 38 % to Norvial . 1Q 2024 Norvial ( M S/) 1Q 2023 60,696 52,033 Revenues 55,359 50,363 Revenues from operation 16,711 14,385 - Lightweight vehicles 38,648 35,978 - Heavyweight vehicles 5,337 1,670 Construction Revenues 35,463 31,303 EBITDA 34,529 31,120 EBITDA from operation 934 183 EBITDA from construction 1,991,822 1,786,845 Lightweight traffic (units) 1,145,638 1,096,483 Heavyweight traffic (units) 1Q 2024 Line 1 (M S/) 1Q 2023 102,218 102,108 Revenues 102,218 102,108 Revenues from operation 66,753 67,462 PKT2 36,984 37,376 PKT3 2,133 - PKTA - - Construction Revenues 49,925 47,266 EBITDA 49,925 47,266 EBITDA from operation - - EBITDA from construction 1,256,457 1,202,945 Total km travelled 44 44 Trains (units)

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 1Q2024 Infrastructure Backlog. The Infrastructure Area reported a Backlog of US$ 537.2 MM in 1Q2024, and a total of US$ 246.7 MM of recurrent businesses in Norvial. The total Backlog will be executed as follows : US $ 146 . 6 MM in 2024 , US $ 175 . 4 MM in 2025 , and US $ 215 . 3 MM in 2026 onwards . In Norvial, US $ 53 . 9 MM will be execut - ed in 2024 , US $ 83 . 1 MM in 2025 , and US $ 109 . 8 MM in 2026 onwards . Backlog (Million of US$) as of 1Q2024 Revenues (Million of S/) EBITDA (Million of S/) Net Income (Million of S/) 1Q2023 1Q2024 1Q2023 1Q2024 1Q2023 1Q2024 52 69 102 12 Norvial UNNA Transporte Línea 1 Survial/Canchaque 31 - 5 47 1 Norvial UNNA Transporte Línea 1 Survial/Canchaque 6 - 4 15 0 Norvial UNNA Transporte Línea 1 Survial/Canchaque 61 75 102 33 Norvial UNNA Transporte Línea 1 Survial/Canchaque 35 4 50 3 Norvial UNNA Transporte Línea 1 Survial/Canchaque 9 1 16 1 Norvial UNNA Transporte Línea 1 Survial/Canchaque 247 246 232 237 222 537 536 535 561 548 - 200 400 600 800 1,000 1Q2023 2Q2023 3Q2023 4Q2023 1Q2024 Backlog Norvial Page 11

Consolidated Results Report - Third Quarter of 2014 Page 12 Revenues (Million of S/.) 1Q2023 vs 1Q2024 EBITDA (Million of S/.) 1Q2023 vs 1Q2024 Net Income (Million of S/.) 1Q2023 vs 1Q2024 Backlog The Backlog of the Energy Area as of 1Q2024 was US$ 675.0 MM. The total Backlog will be executed as follows: US$ 176.8 MM in 2024, US$ 231.8 MM in 2025, and US$ 266.5 MM in 2026 onwards. Backlog (Million of US$) as of 1Q2024 Consolidated Results Report - 1Q2024 Energy Energy Business Revenues increased by 4 . 5 % from S/ . 164 . 9 MM in 1 Q 2023 to S/ . 172 . 4 MM in 1 Q 2024 , mainly due to higher oil prices in the Upstream business and higher revenues in the Gas Plant related to the maquila service provided to Petroperu . As of 1 Q 2024 , 65 % of sales correspond to the Upstream Services business, 14 % to the Gas Plant, 14 % to the Storage & Distribution Business, and 7 % to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking . Upstream Services Revenues in 1 Q 2024 were 1 . 6 % higher than those reported in 1 Q 2023 . The average oil price increased from US $ 79 . 30 /bbl in 1 Q 2023 to US $ 82 . 19 /bbl in 1 Q 2024 , with average BPD production of 3 , 900 BPD in 1 Q 2023 and 3 , 818 BPD in 1 Q 2024 . Production in 1 Q 2023 was impacted by the rains in the north of the country . Revenues associated with the Gas Plant increased 17 . 9 % in 1 Q 2024 compared to 1 Q 2023 , mainly due to the maquila service provided to Petroperu . This was partially offset by lower gas processing in 1 Q 2024 , from 30 . 39 MMPCD in 1 Q 2023 to 25 . 64 MMPCD in 1 Q 2024 . Likewise, the LPG price in 1 Q 2024 was US $ 56 . 93 /bbl . Revenues related to the Storage and Distribution business decreased 1 . 4 % in 1 Q 2024 compa - red to 1 Q 2023 due to lower storage volumes, partially offset by higher dispatch volumes . The Gross Profit of the Energy area increased from S/ . 29 . 7 MM in 1 Q 2023 to S/ . 37 . 1 MM in 1 Q 2024 , reporting a gross margin of 21 . 5 % in 1 Q 2024 . The increase is mainly explained by better results at the Gas Plant related to the maquila service provided to Petroperu and to the Storage & Distribution business due to a 17 . 8 % growth in storage, going from storing 6 , 545 MBLS in 1 Q 2023 to 7 , 712 MBLS in 1 Q 2024 . Administrative Expenses were 8 . 7 % lower in 1 Q 2024 compared to 1 Q 2023 , reaching 2 . 3 % of sales compared to 2 . 7 % at the end of 1 Q 2023 . This was due to lower personnel costs . Financial Expenses increased by 10 . 7 % related to the US $ 15 MM loan from Holding for the investment in the Upstream business . The Exchange Difference Income is mainly explained by the dollar position of assets and liabilities . Net Income reached S/ . 17 . 1 MM in 1 Q 2024 , reporting an increase of 26 . 7 % compared to 1 Q 2023 . This is explained by the results described above, registering a net margin of 9 . 9% , lower than the 8 . 2 % margin of 1 Q 2023 . EBITDA was S/ . 56 . 8 MM in 1 Q 2024 , with an EBITDA margin of 33 . 0% . 1Q 2024 1Q 2023 Energy Business (M S/) 172,375 164,876 Revenues 56,830 55,845 EBITDA Upstream Services 112,592 110,782 Revenues 33,616 32,315 EBITDA 3,818 3,900 Oil production (Bpd average) 5.56 4.25 Gas production (MCFPD average ) 82.19 79.30 Oil price (average US$) Natural Gas Plant 23,750 20,143 Revenues 8,385 8,984 EBITDA 25.64 30.39 MMCFPD (average) 56.93 56.24 LPG price (average US$) 85.20 83.64 CNG price (average US$) Terminales (Storage and Distribution) 23,831 24,169 Revenues 14,377 10,151 Distribution Revenues 9,455 14,018 Storage Revenues 10,441 8,531 EBITDA Var % 1Q2024 1Q2023 Income Statement (Thousands of S/) 164,876 172,375 4.5% Revenues 29,706 37,050 24.7% GROSS PROFIT (4,412) (4,029) - 8.7% Administrative expenses 168 214 27.4% Other income and expenses, net 25,462 33,235 30.5% OPERATIONAL INCOME (5,140) (5,689) 10.7% Financial (expense) income, net 867 809 - 6.7% Participation in Associates 1,453 (1,094) 175.3% Exchange rate difference 22,642 27,261 20.4% PROFIT BEFORE INCOME TAX (7,203) (8,287) 15.0% Income tax (1,972) (1,910) 3.1% Non - controlling interest 13,467 17,064 26.7% NET INCOME 55,845 56,830 1.8% EBITDA 1Q2024 1Q2023 Financial Ratios 21.5% 18.0% Gross Margin 19.3% 15.4% Operating Margin 9.9% 8.2% Net Margin 33.0% 33.9% EBITDA Margin 120,838 136,187 Financial Liabilities 165 172 1Q2023 1Q2024 56 57 1Q2023 1Q2024 13 17 1Q2023 1Q2024 714 721 720 677 675 - 100 200 300 400 500 600 700 800 1Q2023 2Q2023 3Q2023 4Q2023 1Q2024

Consolidated Results Report - Third Quarter of 2014 Page 13 Consolidated Results Report - 1Q2024 Real Estate Revenues in 1 Q 2024 were 147 . 0 % higher than those reported in 1 Q 2023 , due to the higher number of social housing units delivered in 1 Q 2024 and the sale of an industrial land in Almonte in 1 Q 2024 for S/ . 7 . 6 MM . We have a total of 8 projects in execution in the housing sector : Los Parques del Callao, Los Parques del Mar, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Comas Techo Propio, Los Parques de Carabayllo, Parques de Huancayo, and Parques de Piura . 90 % of the projects are being executed in Lima, while 10 % are being executed in the prov - ince . The increase in Gross Profit in 1 Q 2024 (+ 282 . 4% ) is mainly explained by a higher margin related to the sale of industrial lots and higher social housing deliveries in Comas . Gross Margin increased from 20 . 5 % in 1 Q 2023 to 31 . 8 % in 1 Q 2024 . Administrative Expenses in 1Q2024 decreased by 6.7% compared to 1Q2023, mainly due to lower personnel costs. The lower Net Financial Expenses in 1Q2024 are explained by lower interest due to the reduction of working capital debt. Considering the net position of assets and liabilities in dollars, there is a negative impact in the exchange difference in line with the depreciation of the dollar. Net Income went from S/. 1.1 MM in 1Q2023 to S/. 2.2 MM in 1Q2024. Adjusted EBITDA was S/. 12.7 MM in 1Q2024, with a margin of 28.9%. Backlog The Backlog of the Real Estate Area as of 1 Q 2024 was US $ 33 . 9 MM . The projects included in the Backlog are : Los Parques de Comas, Los Parques del Callao, Parques de Huancayo, Los Parques de Carabayllo, among others . The total of the Backlog will be executed as follows: US$ 33.1 MM in 2024 and US$ 0.8 MM in 2025. Backlog (Million of US$) as of 1Q2024 Revenues (Million of S/) 1Q2023 vs 1Q2024 EBITDA (Million of S/) 1Q2023 vs 1Q2024 Net Income (Million of S/) 1Q2023 vs 1Q2024 Housing units delivered and sold 62 51 45 41 34 - 20 40 60 80 1Q2023 2Q2023 3Q2023 4Q2023 1Q2024 18 44 1Q2023 1Q2024 3 13 1Q2023 1Q2024 2 1Q2023 - 1 1Q2024 Var % 1Q2024 1Q2023 Income Statement (Thousands of S/) 17,775 43,900 147.0% Revenues 3,650 13,959 282.4% GROSS PROFIT (3,911) (3,648) - 6.7% Administrative expenses 780 466 - 40.3% Other income and expenses, net 519 10,777 1976.5% OPERATIONAL INCOME (1,088) (357) - 67.2% Financial (expense) income, net - - 0.0% Participation in Associates 1,022 (315) 130.8% Exchange rate difference 453 10,105 2130.7% PROFIT BEFORE INCOME TAX (141) (3,140) 2127.0% Income tax (1,396) (4,766) - 241.4% Non - controlling interest (1,084) 2,199 302.9% NET INCOME 2,048 11,917 481.9% EBITDA 3,208 12,680 295.3% Adjusted EBITDA 1Q2024 1Q2023 Financial Ratios Gross Margin Operating Margin Net Margin EBITDA Margin Financial Liabilities 20.5% 2.9% - 6.1% 18.0% 92,903 31.8% 24.5% 5.0% 28.9% 84,547 Delivered Housing Units 1Q2023 1Q2024 Delivered Housing Units 230 75 Affordable Housing - 2 Traditional Housing 1 - Others Delivered Housing Units (M S/) 35,040 15,840 Affordable Housing - 697 Traditional Housing 8,860 1,237 Others 77 299 327 461 231 1Q 23 4Q 23 1Q 24 2Q 23 3Q 23 Delivered Housing Units Sold Housing Units 143 211 230 183 95

Consolidated Results Report - Third Quarter of 2014 Page 14 Consolidated Results Report - 1Q2024 by the Quellaveco project and in Vial y Vives - DSD by the Quebrada Blanca project which ended in The Other Operating Expenses line in 1Q2024 records the adjustment of the provision for the INDECOPI fine for S/ 2.2 MM due to the update of the tax unit (S/ 4.0 MM in 1Q2023). As a consequence of the results explained above, the operating result was - S/ . 24 . 3 MM in 1 Q 2024 , with an operating margin of - 4 . 2% . Financial Expenses decreased 25 . 0 % in 1 Q 2024 , from S/ . 9 . 9 MM in 1 Q 2023 to S/ . 7 . 4 MM in 1 Q 2024 . This is mainly explained by lower financial expenses in Cumbra Peru related to debt amortization . The Exchange Rate Difference is mainly explained by the dollar position of assets and liabilities and the depreciation of the currency . The area's Net Loss was S/ . 39 . 6 MM in 1 Q 2024 , with a Net Margin of - 6 . 8% . EBITDA was - S/ . 19 . 8 MM in 1 Q 2024 , equivalent to a margin of - 3 . 4% , explained by the operating results described above . Backlog. The Engineering and Construction Area reported a backlog of US$ 613.7 MM as of 1Q2024, which will be executed as follows: US$ 430.4 MM in 2024 and US$ 183.3 MM in 2025. Backlog by Type of Contract Backlog (Million of US$) as of 1Q2024 Revenues (Million of S/.) 1Q2023 vs 1Q2024 EBITDA (Million of S/.) 1Q2023 vs 1Q2024 Net Income (Million of S/.) 1Q2023 vs 1Q2024 925 809 666 704 614 - 250 500 750 1,000 1,250 1Q2023 2Q2023 3Q2023 4Q2023 1Q2024 EPC 23% Unit Prices 54% Cost + FEE 18% Lump SUM 5% 450 550 49 31 1Q2023 1Q2024 Cumbra Ingeniería Cumbra - 36 6 3 1Q2023 1Q2024 - 23 Cumbra Cumbra Ingeniería 5 1 1Q2023 - 55 1Q2024 - 41 Cumbra Cumbra Ingeniería Var % 1Q2024 1Q2023 Income Statement (Thousands of S/) 498,745 581,028 16.5% Revenues (7,091) 3,350 147.2% GROSS PROFIT (23,225) (25,165) 8.4% Administrative expenses (4,529) (2,528) - 44.2% Other income and expenses, net (34,845) (24,343) 30.1% OPERATIONAL INCOME (9,927) (7,448) - 25.0% Financial (expense) income, net (1) - - 100.0% Participation in Associates 4,676 (13,939) 398.1% Exchange rate difference (40,097) (45,730) - 14.0% PROFIT BEFORE INCOME TAX (10,207) 5,849 - 157.3% Income tax (158) 261 265.2% Non - controlling interest (50,462) (39,620) 21.5% NET INCOME (29,543) (19,753) 33.1% EBITDA 1Q2024 1Q2023 Financial Ratios Engineering and Construction The Engineering and Construction Area reflected a 16.5% increase in sales in 1Q2024 vs. 1Q2023, due to the higher production volume in the projects under execution, mainly in Cumbra Peru for the project with LAP for the construction of the new Jorge Chavez airport terminal and in Morelco for the Santa Monica project with Ecopetrol in Colombia. This was partially offset in Cumbra Peru January 2024. Gross Profit increased 147.2% in 1Q2024, increasing the area's gross margin from - 1.4% in 1Q2023 to 0.6% in 1Q2024. The higher gross profit recorded in 1Q2024 was mainly due to the higher profit recorded at Cumbra Peru in the project with LAP for the construction of the new Jorge Chavez Airport Terminal, in the San Gabriel project and in the Talara Refinery EPC project, partially offset by the lower gross profit recorded at Morelco for the Santa Monica project with Ecopetrol. During 2023, E&C recognizes the profit of the projects by the percentage - of - completion method; howev - er, starting in 2024, the profit is recognized by the recourse method, in which the normalized margin is recognized upon completion of each of the projects. 0.6% - 1.4% Gross Margin - 4.2% - 7.0% Operating Margin Administrative Expenses in 1Q2024 increased by 8.4% compared to 1Q2023, reaching 4.3% of - 6.8% - 10.1% Net Margin sales vs. 4.7% of sales in 1Q2023. - 3.4% - 5.9% EBITDA Margin Financial Liabilities 43,717 37,234

Consolidated Results Report - Third Quarter of 2014 Appendix: Balance Sheet per Company Figures in Thousands of S/ Consolidated Results Report - 1Q2024 Appendix: Profits & Losses Statement per Company Figures in Thousands of S/. Infrastructure Energy Engineering & Construction Real Estate TOTAL NORVIAL SURVIAL UNNA Transporte CANCHAQUE LINEA 1 LA CHIRA UNNA CUMBRA CUMBRA VIVA AENZA Energia Ingenieria Income Statement (Thousands of S/) 172,375 550,123 30,905 43,900 997,285 1,261 102,218 4,553 75,394 28,534 60,696 Revenues 37,050 (708) 4,058 13,959 127,999 810 33,703 1,735 6,066 1,899 23,204 GROSS PROFIT (49,773) (3,648) (1,808) (23,357) (4,029) (235) (3,209) (509) (3,325) (599) (2,208) Administrative expenses (1,030) 466 (3) (2,525) 214 - 4 (25) 1 (12) 353 Other income and expenses, net 33,235 (26,590) 2,247 10,777 77,196 575 30,498 1,201 2,742 1,288 21,349 OPERATIONAL INCOME (39,631) (357) (240) (7,208) (5,689) 96 72 (37) (530) 131 (3,154) Financial (expense) income, net 808 - - - 809 - - - - - - Participation in Associates (15,483) (315) (361) (13,578) (1,094) - (317) (215) (51) (733) 49 Exchange rate difference 27,261 (47,376) 1,646 10,105 22,890 671 30,253 949 2,161 686 18,244 PROFIT BEFORE INCOME TAX (22,425) (3,140) (404) 6,253 (8,287) (199) (9,393) (220) (1,311) (206) (4,999) Income tax (16,005) (4,766) (132) 393 (1,910) - (5,215) - 42 - (4,371) Non - controlling interest (15,540) 2,199 1,110 (40,730) 17,064 472 15,645 729 892 480 8,874 NET INCOME 56,830 (22,731) 2,978 11,917 122,881 587 30,592 1,231 4,025 1,319 35,463 EBITDA 12,680 142,978 49,926 ADJUSTED EBITDA Infrastructure Energy Engineering & Real Estate TOTAL Construction Balance Sheet NORVIAL SURVIAL UNNA CANCHAQUE LINEA 1 LA CHIRA UNNA CUMBRA CUMBRA VIVA AENZA (Thousands of S/) Transporte Energia Ingenieria 855,952 174,260 17,486 195,794 61,997 3,004 124,117 4,171 20,625 7,466 99,334 Cash and Cash Equivalents 1,868,745 231,363 103,421 1,107,062 213,968 2,681 183,480 4,066 90,792 31,274 9,606 Other Current Assets 2,724,697 405,623 120,907 1,302,856 275,965 5,685 307,597 8,237 111,417 38,740 108,940 Current Assets 3,097,476 175,934 6,855 788,363 669,322 24,076 769,119 191 17,278 22,362 237,581 Non Current Assets 5,822,173 581,557 2,091,219 127,762 945,287 29,762 1,076,716 8,428 128,695 61,102 346,521 Total Assets 600,354 12,771 1,611 24,587 36,758 5 29,061 92 15,049 92 49,478 Borrowings 1,880,227 116,997 96,101 1,387,961 235,710 1,550 113,102 2,401 80,382 41,558 15,428 Other Current Liabilities 2,480,581 129,768 97,712 1,412,548 272,468 1,555 142,163 2,493 95,431 41,650 64,906 Current Liabilities 1,025,568 71,776 60 119 84,080 121 598,546 - 234 - 119,047 Borrowings 825,078 0 107 132,193 112,973 27,614 98,242 493 6,113 - 5,231 Other Non Current Liabilities 1,850,646 71,776 167 132,312 197,053 27,735 696,788 493 6,347 - 124,278 Non Current Liabilities 4,331,227 201,544 1,544,860 97,879 469,521 29,290 838,951 2,986 101,778 41,650 189,184 Total Liabilities 1,251,382 292,140 26,729 544,089 441,938 472 178,324 5,440 26,917 19,451 105,416 Equity attributable to controlling interest in the Company 239,563 87,873 3,154 2,270 33,828 - 59,441 2 0 1 51,921 Non - controlling Interest 1,490,945 380,013 546,359 29,883 475,766 472 237,765 5,442 26,917 19,452 157,337 Total Equity 5,822,173 581,557 2,091,219 127,762 945,287 29,762 1,076,716 8,428 128,695 61,102 346,521 Total Liabilities and Equity Page 15

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 1Q2024 Appendix: Backlog Report to 1Q2024 Figures in Thousands of US$ Page 16 Appendix: Recurrent Businesses Report to 1Q2024 Figures in Thousands of US$ Annual Backlog Backlog Total New Requests Executed Backlog Initial Backlog Company 2026+ 2025 2024 1Q - 2024 TOTAL 12,082 9,346 7,113 28,542 2,483 2,483 2,319 28,378 SURVIAL 0 463 3,313 3,776 1,781 1,781 1,229 3,224 CANCHAQUE 1,285 1,028 968 3,281 510 510 339 3,110 LA CHIRA 139,393 111,515 83,459 334,367 23,015 23,015 27,470 338,823 LINE 1 - LIMA METRO 62,495 53,004 51,736 167,234 18,535 18,535 13,759 162,458 UNNA TRANSPORTE 215,255 175,356 146,589 537,201 46,324 46,324 45,116 535,993 INFRASTRUCTURE 0 179,309 258,188 437,496 12,311 12,311 52,314 477,499 CUMBRA 0 0 32,662 32,662 4,000 4,000 14,290 42,952 VyV - DSD 0 0 125,523 125,523 3,960 3,960 50,134 171,696 MORELCO 0 3,952 14,060 18,012 16,349 16,349 9,956 11,619 CUMBRA INGENIERÍA 0 183,261 430,433 613,693 36,620 36,620 126,693 703,766 ENGINEERING & CONSTRUCTION 0 827 33,054 33,881 1,684 1,684 9,256 41,453 VIVA 0 827 33,054 33,881 1,684 1,684 9,256 41,453 REAL ESTATE - 47,923 - 41,921 - 34,436 - 124,281 4,687 4,687 0 - 128,968 Eliminations 167,332 317,523 575,640 1,060,495 89,316 89,316 181,065 1,152,244 TOTAL Annual Total New Requests Executed Backlog Initial Company 2026+ 2025 2024 1Q - 2024 TOTAL 266,451 231,802 176,755 675,008 128,986 128,986 131,130 677,152 UNNA ENERGIA 109,750 83,077 53,911 246,738 16,898 16,898 16,133 245,973 NORVIAL - 14,571 - 11,082 - 8,961 - 34,615 - 1,338 - 1,338 0 - 33,277 Eliminations 361,630 303,797 221,705 887,131 144,546 144,546 147,263 889,848 TOTAL

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 1Q2024 Appendix: Corporate Structure (1) (2) (3) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A. 43.3% of the share capital in Viva which was owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022. 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation in compliance with Law 30737. 99.53% 99.16% 100.00% 95.00% 50.45% 99.54% ² Energy Page 17 89.41% ³ 75.00% 100.00% 100.00% 99.96% 50.00% 67.00% ¹ UNNA Transporte

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 1Q2024 Notes to the Consolidated Results Report i) EBITDA As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted . The EBITDA calculation will start from the net income, figure to which the tax - es, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added . This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows : Real Estate EBITDA : the proportional part of the land component of the units delivered during the period, will be added ; Metro de Lima : the financial expenses of the bond considered in the cost of sales by accounting standards, as well as the capital amortization applied to the corresponding long - term account receivable that is considered in the revenues by accounting stand - ards, will be added . ii) Backlog As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting metho d of the company’s Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following de - scribed . Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported . Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog Real Estate: only the sold units which are pending of delivery are reported as backlog Page 18 Contact: Investor Relations relacion.inversionistas@aenza.com.pe www.aenza.com.pe

May 15, 2024

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	May 15, 2024